MEDAREX

2001 Annual Report


Antibody
MEDAREX
MEDAREX



Formed 19 New Partnerships

Twelve Applied Genomics collaborative partnerships and seven licensing partnerships provide us with additional access to numerous new targets and technologies

Our Accomplishments in 2001

Opened New State-of-the-Art Facilities

New research and development facility in California and new development center in New Jersey opened to accommodate expanding product pipeline



Positive Clinical Data Announced

Fully human antibody products in clinical trials



Raised $175 Million

Strengthened cash position to support company growth

Dear Shareholders,



Irwin Lerner, M.B.A.
Chairman of the
Board of Directors

The pace of progress towards the therapeutics marketplace has quickened throughout the Medarex organization during the past year. New ideas, new people, new facilities, new alliances – all of these and more augur well for a Medarex future that, while not free of risk, grows increasingly bright.

There is little question in my mind that what Medarex will make, the world will take. This is simply because the targets we seek to impact with our fully human antibodies are linked to the root cause of major medical problems affecting millions of people – arthritis, psoriasis, cancer and immunological disorders. Needless to point out, the social and economic costs of these afflictions are enormous, and therein lies the opportunistic driver of our efforts.

As you will see in this report, we have come a long way at Medarex, and our vision of generating innovative products that truly matter continues to animate our work.

Our management team, all of our associates and our Board are sharply focused on successful execution of our growth strategy and on improving shareholder value. It is on their behalf that I thank you for your continuing support.

Sincerely yours,

Irwin Lerner

Chairman of the Board of Directors


MDX
1.0mg/mL, in PBS
10mL
MEDAREX

Dear Shareholders,

Monoclonal antibodies have become one of the most exciting areas of modern drug development. Nearly a dozen antibody-based products have reached the commercial market, generating total worldwide sales in excess of $6 billion, with sales more than doubling in the last three years. Our goal is to be the leading company worldwide in developing and commercializing antibody-based therapeutic products.

Several years ago, we set out to become the number one antibody technology company. Through the successful efforts of chief scientist Dr. Nils Lonberg and his dedicated team, we have established the UltiMAb Human Antibody Development System℠, which we believe is the world's most advanced platform for creating fully *human monoclonal antibodies for therapeutic use.*

We then sought to leverage our technology leadership by becoming the industry's number one partnering company. Here, too, we have achieved our goal, as our UltiMAb Human Antibody Development System is now the cornerstone of more than 40 partnerships. Our partners include major pharmaceutical companies like Novartis, Johnson & Johnson, and Eli Lilly; biopharmaceutical pioneers like Amgen, Immunex, and MedImmune; and a host of other important pharmaceutical and biotechnology companies. Not only do we have more partners than any other antibody-focused company, but we believe that we have formed more of these collaborations than any other biotechnology company in any field.

Delivering Antibody Therapeutics


Technology
Antibody Development
Cash
Manufacturing
Targets
Building a Therapeutic Pipeline

Now our goal is to become the number one biotechnology *product* company in the world. We are working to build the industry's largest clinical development pipeline, which, we believe, will ultimately provide us with a rich array of medically important and commercially successful products.



Donald L. Drakeman, J.D., Ph.D.
President, Chief Executive Officer and Director

To this end, we are pleased to report that our partner Genmab A/S has initiated a Phase III clinical trial of HuMax™-CD4, the most clinically advanced product emerging from our UltiMAb Human Antibody Development System. This Phase III trial targets patients with rheumatoid arthritis who have failed certain existing treatments. In addition, the U.S. Food and Drug Administration has designated HuMax-CD4 as a "Fast Track" product. Meanwhile, our MDX-010 product has shown promising signs of activity in initial trials in patients with prostate cancer and melanoma, and we expect to move into Phase II trials in the near future. These products are just the tip of the iceberg, and several are expected to enter clinical development later this year.

Finally, while our goal is to be number one, sometimes coming in second may not be so bad. Just recently, *The Wall Street Journal* highlighted Medarex as the second best performing stock *in any industry* for the past three years, despite a general downturn in biotech stocks last year. We will do our best to continue to provide our shareholders with an excellent return on their investment in Medarex. And our goal, as always, is to be number one.

On behalf of the entire Medarex team, I would like to thank you for your continued support.

Sincerely yours,



Donald L. Drakeman

President and Chief Executive Officer

The twentieth century brought us countless life-changing discoveries and advances, many of which were in the fields of science and medicine. One such advance, made just over 25 years ago, was the discovery of how to create, in a laboratory, antibodies like the ones found in the human immune system. These "monoclonal" antibodies were soon hailed as the foundation of medicinal "magic bullets," and the scientists who made the first monoclonal antibodies were awarded a Nobel Prize.

Monoclonal antibodies have evolved into powerful weapons in the fight against disease

Monoclonal antibodies are essentially laboratory-made versions of the naturally occurring antibodies produced by our immune systems. Antibodies are proteins made by the body to fight infection by attaching to viruses, bacteria or other disease-causing agents, thus triggering the immune system to kill the infectious agent.


MDX
1.0mg/mL in PBS
10mL
MEDAREX®
Annandale, NJ 08801
New Drug – Limited by
For Investigational Use

Researchers developed the first monoclonal antibodies by injecting foreign proteins into mice to elicit an immune system response that produced antibodies to those proteins. Any protein that elicits an antibody response is called an "antigen." Antibody-producing B-cells were removed from the mice and fused with a specialized cell to create a hybridoma, an immortal cell line that replicates and produces antibodies indefinitely, all of which bind specifically to the original antigen.

The first attempts to use monoclonal antibodies as therapeutics were often disappointing because the human immune system

Evolution of Antibodies



Murine
100% Mouse Protein
Chimeric
33% Mouse Protein
Humanized
5-10% Mouse Protein
UltiMAb Antibodies
100% Human Protein

recognized the mouse antibodies as foreign, leading to the potential for a variety of undesirable side effects, including rashes or allergies. Moreover, the original mouse-derived antibodies did not always interact efficiently with the patient's immune system, which is designed to work with human antibodies rather than mouse antibodies.

In order to attempt to overcome these difficulties, scientists continued their research efforts to make monoclonal antibodies more like human antibodies by combining elements of mouse and human antibodies, leading to part mouse/part human antibodies. First came "chimeric" antibodies and then "humanized" antibodies, which came even closer to the goal of creating completely human antibodies.

Ultimately, research conducted by a team of scientists led by Nils Lonberg, Ph.D., our Senior Vice President and Scientific Director, solved the mouse/human antibody problem. Dr. Lonberg's team used its expertise in molecular and developmental biology to replace the antibody genes in a mouse with human antibody genes. The result was a mouse – our HuMAb-Mouse® – that produces fully human antibodies. We believe that these fully human antibodies will effectively interact with a patient's immune system and are unlikely to cause the side effects associated with using conventional mouse antibodies. In addition, our fully human antibodies, created to date, generally possess naturally high affinities, an often desirable quality of antibodies that makes them tightly bind to specific targets.

Our human antibody technology now includes our original HuMAb-Mouse, plus new generations of the technology developed through our exclusive alliance with the pharmaceutical division of Kirin Brewery Co., Ltd. Through our broad array of human antibody technologies, we believe that we have the most complete and efficient means to create fully human antibodies – our UltiMAb Human Antibody Development System℠.

The dawning of the twenty-first century has introduced one of the most significant scientific discoveries of our time – the sequencing of the human genome. Newly discovered disease targets resulting from genomics research could potentially provide thousands of new opportunities for the development of therapeutic products.

Development opportunities abound for therapeutic antibody products

Our UltiMAb Human Antibody Development System has the potential to turn many of these new discoveries into important medicines. Through our "Applied Genomics" strategy, we have formed partnerships with companies exploring the human genome and proteome. We expect that these collaborations will provide us with novel disease targets. In turn, we expect to generate fully human antibodies to these disease targets identified by our partners. We anticipate that these antibodies will then be tested in the laboratory and in human clinical trials to determine their safety and efficacy.



This instrument, a mass spectrometer, is used to investigate antibody structures, including carbohydrate characterization and protein identification. In this photo, one of our researchers uses the mass spectrometer to analyze the structure of a protein.



Medarex researchers use state-of-the-art equipment and employ a variety of techniques throughout the antibody creation process. Shown here, one of our employees uses the Biacore 3000 for screening and characterizing the binding of our high affinity fully human antibodies to disease targets.

During 2001, we formed 12 new Applied Genomics collaborative partnerships, which we believe will result in the development of antibody therapeutics to combat a wide variety of diseases, including cancer and rheumatoid arthritis. We expect this approach to be a driving force behind the continued expansion of our broad-based product pipeline. In addition to our Applied Genomics partners, we established seven new licensing arrangements with biotechnology and pharmaceutical companies to generate fully human antibodies to their disease targets. These companies may then develop and commercialize products on their own, which could provide us with licensing fees, milestone payments and royalties.

The 41 pharmaceutical and biotechnology companies who have chosen to become our partners are evidence of the excitement generated in the industry over the potential for our UltiMAb Human Antibody Development System to generate new therapeutic products. We believe that the next sign of the strength of our fully human monoclonal antibody development capabilities will be seen in our rapidly expanding product pipeline that will encompass a broad array of important therapeutic areas.



Our products hold the potential to treat cancer and other life-threatening and seriously debilitating conditions, and we are committed to seeing these products move from the laboratory to the clinic and ultimately to the commercial marketplace where they can reach the patients who need them.

Together, prostate cancer and melanoma affect more than half a million patients around the world. Our MDX-010 antibody has already shown promising results in early stage clinical trials of patients suffering from these diseases, and further trials are under way. Ultimately we expect that this product may be an important treatment for many different types of cancer.

Fully human antibody products hold the potential to meet unmet medical needs

The most advanced product derived from our UltiMAb Human Antibody Development System is in Phase III clinical trials and is being developed by our partner Genmab A/S. We own approximately 33% of the capital stock of Genmab. This product – HuMax™-CD4 – is being tested in patients with rheumatoid arthritis who have failed certain existing treatments. Rheumatoid arthritis is a chronic condition that causes pain, stiffness and swelling in the joints, and limited mobility and inflammation of certain organs of the body may result as the disease progresses. This product has been granted "Fast Track" status by the U.S. Food and Drug Administration.

Many more products are in development for a wide range of diseases. One example is a family of breast cancer products being developed in collaboration with Oxford GlycoSciences Plc and Genmab. Our goal is to create a comprehensive program of treatments and therapeutic vaccines that will allow physicians to tailor the best course of therapy for each patient. These products may offer an array of alternatives for women not only to combat their disease but also potentially to stave off relapses.

We believe that we are well-positioned to advance products from the research and development stage to clinical trials and finally into the hands of patients who need new therapeutic options to treat their diseases.

Product Candidates in Clinical Development	Indication
MDX-33 (CD64)	Idiopathic thrombocytopenia purpura (ITP)
MDX-010 (CTLA-4)	Prostate cancer
MDX-010 (CTLA-4)	Malignant melanoma
MDX-010 (CTLA-4)	Melanoma vaccine – Melacine®
MDX-010 (CTLA-4)	Melanoma vaccine – melanoma peptides
MDX-44 (CD64 + toxin)	Psoriasis and other dermatological disorders

Out-Licensed Product Candidates in Clinical Development	Indication
IDM-1* (Her2 & CD64) *Development by IDM*	Ovarian cancer
HuMax-CD4** (CD4) *Development by Genmab*	Rheumatoid arthritis – TNF-α inhibitor and Methotrexate failure
HuMax-CD4** (CD4) *Development by Genmab*	Rheumatoid arthritis – moderate/severe
HuMax-CD4** (CD4) *Development by Genmab*	Psoriasis
HuMax-IL15** (IL-15) *Development by Genmab*	Rheumatoid arthritis
Centocor/J&J Antibody (undisclosed) *Development by Centocor*	Anti-Inflammatory diseases

*Formerly referred to by us as MDX-210.

**We received equity interests in these partners in exchange for licenses of our proprietary antibody technology. We are not entitled to licensing, milestone or other payments from these licenses.

We are committed to leading the biotechnology industry in developing and commercializing important new medicines. We intend to support our growing product pipeline through the expansion of our team of dedicated employees and state-of-the-art facilities. Medarex has continued to attract top-notch people, and we have assembled a team of professionals with product development experience in the fields of oncology,

Through the research, development and delivery of new therapeutic products, our goal is to become an industry leader

rheumatology, immunology and infectious disease. At all levels, everyone at Medarex is committed to working together in pursuit of a common mission – delivering important new therapeutic products to the patients who need them.


MDX
1.0mg/mL in PBS
10mL
MEDAREX®
Annandale, NJ 08801
For Investigational Use
MDX
1.0mg/mL in PBS
10mL
MEDAREX®
Annandale, NJ 08801
MDX
1.0mg/mL in PBS
10mL
MEDAREX®
Annandale, NJ 08801
MDX
1.0mg/mL in PBS
10mL
MEDAREX®
Annandale, NJ 08801
For Investigational Use



The sub-zero temperature (about -180° C) of cryopreservation tanks allows for the storage of viable cell lines for extended periods of time (years). Here one of our employees lifts a rack containing cells out of the tank.

We also have the opportunity to take advantage of the scientific knowledge and product development capabilities of our 41 corporate partners representing large and small biotechnology, pharmaceutical, genomics and proteomics companies. They bring to us a diverse range of capabilities, all of which complement our fully human antibody technology and development expertise. Our partners play a vital role in the development of new products, and we plan to continue to form new collaborations that we believe hold the potential to help us bring products to the market.

At Medarex, our goal is to become a leading biopharmaceutical company that will deliver therapeutic products to patients around the world.


Medarex Personnel
300
270
240
210
180
150
120
90
60
30
0
Number of Employees
1997
1998
1999
2000
2001


Medarex Revenues
45000
40000
35000
30000
25000
20000
15000
10000
5000
0
$ in Thousands
1997
1998
1999
2000
2001


Medarex Partners
Applied Genomics Partnerships
Licensing Partnerships
45
40
35
30
25
20
15
10
5
0
Number of Partners
1997
1998
1999
2000
2001

Selected Financial Data

Dollars in thousands, except per share data

Statement of Operations Data:	Year Ended December 31,				
	1997	1998	1999	2000	**2001**
				(Restated)	
Revenues:					
Sales	$ 221	$ 1,349	$ 1,079	$ 264	**$ 191**
Contract and license revenues	3,011	5,443	8,593	19,619	**37,140**
Sales, contract and license revenues from Genmab	—	—	252	2,574	**4,973**
Total revenues	3,232	6,792	9,924	22,457	**42,304**
Costs and expenses:					
Cost of sales	150	1,218	709	1,189	**642**
Research and development	14,100	23,122	19,929	33,942	**38,626**
General and administrative	3,644	5,065	8,036	18,142	**19,344**
Stock bonus to GenPharm employees	2,275	—	—	—	—
Acquisition of in-process technology	40,316	—	—	—	—
Total costs and expenses	60,485	29,405	28,674	53,273	**58,612**
Operating loss	(57,254)	(22,613)	(18,750)	(30,816)	**(16,308)**
Equity in net loss of affiliate	—	—	—	(353)	**(7,334)**
Interest and dividend income	1,903	1,956	1,205	21,158	**24,728**
Interest expense	(27)	(1,539)	(8)	(3)	**(4,615)**
Gain on disposition of Genmab stock	—	—	—	—	**1,442**
Loss before provision (benefit) for income taxes	(55,377)	(22,196)	(17,553)	(10,014)	**(2,087)**
Provision (benefit) for income taxes	—	341	(522)	(13,075)	**600**
Net income (loss)	$ (55,377)	$ (22,537)	$ (17,031)	$ 3,061	**$ (2,687)**
Basic net income (loss) per share (1)	$ (1.47)	$ (0.44)	$ (0.27)	$ 0.04	**$ (0.04)**
Diluted net income (loss) per share(1)	$ (1.47)	$ (0.44)	$ (0.27)	$ 0.04	**$ (0.04)**
Weighted average common shares outstanding (1) – basic	37,742	50,780	63,840	71,532	**73,937**
– diluted	37,742	50,780	63,840	73,232	**73,937**

Balance Sheet Data:	As of December 31,				
	1997	1998	1999	2000	**2001**
				(Restated)	
Cash, cash equivalents and marketable securities	$ 28,444	$ 34,664	$ 30,147	$ 343,603	**$ 466,952**
Working capital	1,647	29,581	22,382	329,807	**447,326**
Total assets	48,695	42,235	40,482	558,107	**720,427**
Long-term obligations	107	62	23	—	**175,000**
Cash dividends declared per common share	—	—	—	—	—
Accumulated deficit	(86,869)	(109,405)	(126,436)	(123,375)	**(126,062)**
Total shareholders' equity	5,681	35,229	22,299	485,289	**482,562**

(1) Computed on the basis described in Note 2 to the Consolidated Financial Statements.

Management's Discussion and Analysis

Dollars in thousands, except per share data

Management's Discussion and Analysis of Financial Condition and Results Of Operations



Christian S. Schade
Senior Vice President, Finance and Administration, and Chief Financial Officer

We are a biopharmaceutical company focused on the discovery and development of human antibody-based therapeutic products using our proprietary technology platform, the UltiMAb Human Antibody Development System℠. This unique combination of human antibody technologies enables us to rapidly create and develop high-affinity, fully human antibodies to a wide range of potential disease targets for therapeutic antibody products, including products for the treatment and/or diagnosis of cancer, inflammation, autoimmune and other life-threatening and debilitating diseases.

Through our 1997 acquisition of GenPharm International, Inc. and our collaboration with Kirin Brewery Co., Ltd., we expanded our business to include both our HuMAb-Mouse® and Kirin's TC Mouse™ technologies. In December 2000, we unveiled the KM-Mouse™, a unique crossbred mouse developed in partnership with Kirin, as the newest addition to our UltiMAb Human Antibody Development System. With the UltiMAb platform, we have assembled a unique family of human antibody technologies for creating the entire spectrum of high-affinity, fully human antibodies. We intend to leverage our product development capabilities with those of our partners, while also gaining access to novel therapeutic targets and complementary development, sales and marketing infrastructure. As of March 1, 2002, 41 pharmaceutical and biotechnology companies have partnered with us to jointly develop and commercialize products or have otherwise acquired the rights to use our proprietary technology in their development of new products, including industry leaders such as Amgen, Inc., Centocor, Inc. (a subsidiary of Johnson & Johnson), Eli Lilly & Company, Human Genome Sciences, Inc., Immunex Corporation, Novartis Pharma AG, Novo Nordisk A/S and Schering AG. Some of these are licensing partnerships, providing us with licensing fees, milestone payments and royalty payments; others are collaborative partnerships and provide for the sharing of product development costs, revenues, expenses and profits associated with products sold commercially.

Our licensing partners typically obtain licenses to one or more of our antibody generating technologies which allow these partners to develop and commercialize antibody-based products. We could receive license fees, milestones and royalties in connection with each of these products. Under these licenses, there is usually an initial period during which our corporate partner may elect to enter into a research license for antibodies to a particular designated target. Subsequently, our licensing partner may elect to obtain a commercial license for monoclonal antibodies to a particular target. As of December 31, 2001, 21 of our total partnerships were licensing partnerships, and we expect to continue adding additional licensing partnerships in the future.

We are also pursuing an "Applied Genomics" strategy in order to gain access to new target antigens as they are identified, while also sharing the risks and rewards of the related antibody development and commercialization. To this end, we have established a number of collaborative partnerships with leading companies in the fields of genomics and proteomics to jointly develop and commercialize human antibody products. Typically, our collaborator will provide a target antigen, and we will generate antibodies against that antigen using our UltiMAb Human Antibody Development System. We and our collaborators typically agree to share equally costs of clinical development and manufacturing as well as revenues, expenses and profits associated with the products. As of December 31, 2001, 18 of our total partnerships were collaborative partnerships, and we expect to continue adding additional collaborations in the future.

Revenue — Our revenue is principally derived through licensing our human antibody technology to pharmaceutical and biotechnology companies. The terms of these agreements typically include potential license fees and a series of milestone payments commencing upon initiation of clinical trials and continuing through commercialization. These payments may total $7,000 to $10,000 per product if the antibody receives approval from the U.S. Food and Drug Administration and equivalent foreign agencies. We are also entitled to royalties on product sales. Additional revenue is earned from the sales and, in some cases, manufacturing, of antibodies to corporate partners and from government grants.

Research and Development Expenses — Research and development expenses consist primarily of compensation expense, facilities, preclinical and clinical trials and supply expense relating to antibody product development and to the breeding, caring for and continued development of our HuMAb-Mouse and KM-Mouse, as well as to the performance of contract services for our collaborative partners.

Dollars in thousands, except per share data

General and Administrative Expenses — General and administrative expenses consist primarily of compensation, facility, travel, legal fees and other expenses relating to our general management, financial, administrative and business development activities.

Critical Accounting Policies

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our consolidated financial statements. We evaluate our estimates and judgments on an on-going basis. We base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what we anticipate and different assumptions or estimates about the future could change our reported results. We believe the following accounting policies are the most critical to us, in that they are important to the portrayal of our financial statements and they require our most difficult, subjective or complex judgments in the preparation of our consolidated financial statements:

Revenue Recognition — Historically, a significant portion of our revenue has been recognized pursuant to collaboration and license agreements with our partners. Revenue is recognized as research services are performed over the related funding periods for each agreement. Deferred revenue may result when we do not expend the required level of effort during a specific period in comparison to funds received under the respective agreements or when funds received are refundable under certain circumstances. Milestone and royalty payments are recognized as revenue upon achievement of specific milestones. Non-refundable upfront payments received in connection with our collaborative partnerships are deferred and recognized as revenue on a straight-line basis over the relevant periods of the respective agreements.

Investments — All marketable securities are classified as available-for-sale securities and are carried at fair value. Marketable securities will include those securities of debt and publicly traded equity securities accounted for under the cost method. These securities trade on listed exchanges; therefore, fair value is readily available. These securities are also subject to impairment charge when we believe an investment has experienced a decline in value that is other than temporary.

In addition, we make strategic investments in the equity of companies that are privately held, and these securities are carried at original investment cost. Because these securities are not listed on a financial exchange, we value these investments by using information acquired from industry trends, the management of these companies, financial statements and other external sources. Based on the information acquired through these sources, we record an investment impairment charge when we believe an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or adverse changes in operating results of underlying investments that may not be reflected in an investment's current carrying value, may also require an impairment charge in the future.

Results of Operations

Years Ended December 31, 1999, 2000 and 2001

Revenues for 1999, 2000 and 2001 were principally derived from our contract and licensing activities. Total revenues in 1999 of $9,924 included a $4,000 milestone payment from Centocor, which holds exclusive commercial licenses to develop HuMAb-Mouse antibodies to four licensed targets. In addition, the 1999 revenue included payments pursuant to license agreements and sales with Merck KGaA of $3,056. Revenues for 2000 of $22,457 increased by $12,533 or 126% over 1999. The increase relates principally to contract and license revenues of $6,000 from Kirin, $5,961 from Immuno-Designed Molecules S.A., or IDM, and $3,971 from Scil Biomedicals GmbH, offset in part by 1999 milestone payments from Centocor for certain exclusive commercial licenses. Revenue for 2001 of $42,304 increased by $19,847, an 88% increase from 2000. The increase relates principally to an increase of $14,341 of contract and license revenues from IDM and an increase of $2,399 of sales, contract and license revenues from Genmab A/S.

Our cost of sales were $1,189 in 2000, an increase of $480, or 68% over 1999. The 2000 increase was due to higher production of HuMax™-CD4 that was sold to Genmab. Cost of sales were $642 in 2001, a decrease of $547, or 46% decrease compared to 2000 despite comparable sales. The decrease primarily reflects a lower unit production cost of HuMax-CD4.

Management's Discussion and Analysis

Dollars in thousands, except per share data

Research and development expenses are largely comprised of personnel costs, those expenses related to facilities for our clinical research, development and clinical trial manufacturing efforts, third party research costs and supply costs. We have incurred research and development expenses for our products in development of $19,929, $33,942 and $38,626 for the years ended December 31, 1999, 2000 and 2001, respectively. Our total research and development costs from inception to date are $159,559. Research and development expenses in 2000 increased by $14,013, or 70% over 1999. Research and development expenses in 2001 increased by $4,684, or 14% over 2000. The increases relate primarily to costs associated with the following:

- Personnel costs for the year ended December 31, 2000 increased by $2,862 or 45% over 1999. Personnel costs for the year ended December 31, 2001 increased by $5,101 or 55% over 2000. The increase in staff is to support higher levels of product development and clinical trial manufacturing activities, the continued development of our UltiMAb system, and the performance of contract services for our collaborative partners and clinical activities. Included in the increase are salary, benefits, payroll taxes and recruiting costs. We expect personnel costs to increase further as we continue to increase our product development activities and progress our products in clinical trials.

- Facility costs for the year ended December 31, 2000 increased by $434 or 12% over 1999. Facility costs for the year ended December 31, 2001 increased by $4,300 or 99% over 2000. The increase in 2001 was due to substantial investments in our three research and development facilities. Such expenditures included: building and land improvements, machinery and lab equipment, furniture and fixtures and other related costs. As a result, depreciation, utilities, maintenance, property taxes and related expenses increased for the year ended December 31, 2001, as compared to the same period in 2000. We expect facility costs to increase in future periods as a result of our continued capital expansion plans.

- Outside funding of research for the year ended December 31, 2000 increased by $6,534 or 1,084% over 1999. Outside funding of research for the year ended December 31, 2001 decreased by $8,326 as compared to 2000. In 2000, we paid a $5,000 upfront fee to Eos Biotechnology, Inc. under our binding letter of intent. Conversely, the 2001 decrease was principally due to the April 2001 refund of this $5,000 fee by Eos as part of a restructuring of the collaboration. We expect outside funding of research expenses, including funds paid to certain partners for research services, to increase in the future.

- Research supply costs for the year ended December 31, 2000 increased by $787 or 33% over 1999. Research supply costs for the year ended December 31, 2001 increased by $3,996 or 127% over 2000. Included in these costs are materials and small equipment associated with the development of our products. We expect these costs to increase as we continue to expand our research and product development activities.

We also expect expenses related to clinical trials to increase in the future as we continue to develop our therapeutic product pipeline. As part of our partnering strategy, a significant portion of the research and development expenses incurred in connection with products using our technology is expected to be borne by our partners. We believe this allows us to participate in the research and development of substantially more potential product candidates than we could develop on our own if we bore the entire cost of development. Products using our technology are currently in various stages of development from preclinical to Phase III. The successful development of these product candidates is dependent on many factors, including, among other things, the efforts of our partners, unforeseen delays in, or expenditures relating to, preclinical development, clinical testing, manufacturing or regulatory approval, failure to receive market acceptance, the emergence of competitive products and the inability to produce or market our products due to third-party proprietary rights.

General and administrative expenses were $18,142 in 2000, an increase of $10,106, or 126% over 1999. The increase was primarily attributable to higher consulting and personnel costs incurred in connection with the expansion of our business activities and increased shareholder relation expenses. Included in these expenses are non-cash charges for options issued to employees and options and warrants issued to consultants of $2,604 and $5,672, respectively. General and administrative expenses were $19,344 in 2001, an increase of $1,202, or 7% over 2000. The increase is primarily attributable to an increase in personnel costs, as well as higher legal and travel costs incurred in connection with the expansion of our business activities. The increase was partially offset by lower consulting and shareholder relation expenses. General and administrative expenses are expected to increase in the future as our products are developed and we expand our business activities.

Management's Discussion and Analysis

Dollars in thousands, except per share data

Equity in net loss of affiliate of $353 in 2000 reflects our share of Genmab's loss for the year ended December 31, 2000. We were not required to include any of Genmab's losses in 1999. Equity in net loss of affiliate was $7,334 in 2001, an increase of $6,981 over 2000. The increased loss reflects our share of Genmab's loss for the full year. This loss is primarily the result of Genmab's increased activity in research and development and expansion of its business. Genmab is an affiliated company and is accounted for using the equity method (see Note 12 to the Consolidated Financial Statements). We expect equity in net loss of affiliate to increase in the near future due to Genmab's proposed increase in research and development costs to develop its product pipeline.

Interest and dividend income was $21,158 in 2000, an increase of $19,953, or 1,656% over 1999. The increase reflects interest earned on higher average cash balances resulting from the proceeds received from the March 3, 2000 follow-on public offering of our common stock. We sold 4,798,408 shares (split adjusted) and received net proceeds of approximately $388,100. Interest and dividend income was $24,728 in 2001, an increase of $3,570, or 17% over 2000. The increase reflects interest earned on higher average cash balances as the result of proceeds received from the June 26, 2001 public offering of our 4.50% convertible subordinated notes due in 2006. We anticipate lower investment income in the future as we liquidate our investments to fund operations and capital expenditures.

Interest expense was $3 in 2000, a decrease of $5, or a 63% decrease from 1999. Interest expense was $4,615 in 2001, an increase of $4,612, as compared to 2000, which reflects accrued interest on the 4.50% convertible subordinated notes issued on June 26, 2001 and due in 2006. Interest is payable on January 1 and July 1 of each year beginning January 1, 2002.

Our benefit for income taxes for the year ended December 31, 1999 of $522, consisted of $1,434 received from the sale of a portion of our New Jersey net operating loss, or NOL, carryforwards and research and development tax credits offset, in part, by a provision for state taxes. Our benefit for income taxes for the year ended December 31, 2000 of $13,075 was partially due to our recording of an increased basis of Genmab's assets from its initial public offering in October 2000. It consisted of $20,274 of deferred tax benefit and $944 from the sale of New Jersey state NOLs, offset, in part, by provisions for federal and state taxes and by current and deferred foreign withholding tax expense. The deferred tax benefit related to deferred tax assets for which no valuation allowance was necessary because an equivalent amount of deferred tax liability was established, related to an unrealized gain included in comprehensive income. The tax benefit is principally derived from our portion of the increase in the book value of the assets of Genmab resulting from the proceeds Genmab received upon completion of its initial public offering in October 2000. The current federal and state tax provisions for the year ended December 31, 2000 resulted from revenue that is deferred for financial reporting purposes but not for tax reporting purposes, and from limitation of the available federal NOLs. After tax deductions related to exercises of stock options, no current federal or state taxes were payable at December 31, 2000. Applicable accounting rules require recognition of tax benefits associated with these deductions through adjustment to additional paid-in capital rather than through current tax expense. Our tax expense for the year ended December 31, 2001 of $600 was the result of deferred foreign tax assets reversing in the current year. There were no federal or state current tax benefits for the year ended December 31, 2001.

We do not believe that inflation has had a material impact on our results of operations.

Liquidity and Capital Resources

We have financed our operations since inception primarily through private placements and public sales of our common stock, the issuance of subordinated convertible debt, contract and license revenues and research product sales. In 2000 and 2001, we raised a total of $569,990 from sales of our equity and debt securities.

At December 31, 2000 and 2001, we had $343,603 and $466,952, respectively, in cash, cash equivalents and marketable securities. We invest our cash equivalents and marketable securities in highly liquid, interest-bearing, investment grade and government securities in order to preserve principal.

Cash Used in Operating Activities. Operating activities consumed $5,610, $14,374, and $7,690 of cash for the years ended December 31, 1999, 2000 and 2001, respectively. We have incurred and will continue to incur significant costs in the area of research and development, including preclinical and clinical trials, as our products are developed. As we complete the expansion of our new research and development facilities, we will incur

Dollars in thousands, except per share data

additional maintenance costs such as utilities, property taxes and engineering charges. Moreover, we also plan to spend significant amounts to develop, on a proprietary or co-developed basis, Investigational New Drug Applications, or INDs, for as many as ten product candidates a year. To a lesser extent, we expect our general and administrative costs to increase as we expand our administrative and business development activities. Our operating expenditures will only be partially offset by revenues from partners for license fees, milestone payments, development and manufacturing services and earnings received on our investments. Going forward, we anticipate lower investment income due to lower average cash balances, resulting from planned capital expenditures and the funding of future operating losses.

Cash Used in Investing Activities. Net cash used in investing activities was $322,021 and $208,947 in 2000 and 2001, respectively. Such activities include equity investments in other companies as well as expenditures for property, equipment, construction-in-progress and other related costs. It also includes net purchases of marketable securities with the funds we received from our follow-on public offering in 2000 and our convertible subordinated notes issuance in 2001. During 2001, we invested $55,009 in property, buildings and equipment.

In November 2000, we acquired the Milpitas, California facility that we had leased in April 2000 for approximately $14,600. This property contains approximately 57,000 square feet of laboratory and office space and, as of December 31, 2001, we had spent (cumulatively) approximately $16,200 on renovating this facility.

In January 2001, we purchased a facility and adjacent land in Bloomsbury, New Jersey for approximately $9,200. The Bloomsbury facility is situated on approximately 106 acres of land and currently contains space for approximately 165,000 square feet of laboratory and office space. We currently are using 75,000 square feet as laboratory and office space. As of December 31, 2001, we have completed the initial phase of the Bloomsbury facility and have cumulatively expended approximately $47,400. In 2002, we expect to expand our research facility in Milpitas and continue the expansion of laboratory and development capacity in Bloomsbury and Annandale, New Jersey. We currently expect the costs for this expansion to be up to approximately $60,000, but this is subject to change.

Cash Provided by Financing Activities. During 2001, net cash provided by financing activities was $169,509 primarily from the proceeds received from our June 2001 issuance of $175,000 of convertible subordinated notes. The notes bear interest at an annual rate of 4.50% payable on January 1 and July 1 of each year. The first interest payment was made on January 1, 2002. The notes are convertible into shares of common stock at a ratio of 34.6789 per each $1,000 principal amount of the notes ($28.84 per share), subject to adjustment. The cost of issuance of the notes of approximately $5,900 has been deferred and is being amortized over the term of the notes. Such amortization is included in interest expense on our Consolidated Statement of Operations for the year ended December 31, 2001. The notes are subordinated to all existing and future senior indebtedness. We may redeem any or all of the notes at any time at specified redemption prices (plus possible "make whole" payments as defined in the indenture), plus accrued and unpaid interest to the redemption date. The notes will mature on July 1, 2006 unless earlier converted, redeemed at our option or redeemed at the option of the noteholder upon a "fundamental change" as described in the indenture for the notes. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities. During 2000, net cash provided by financing activities was $400,426, received primarily from the sale of our common stock in a follow-on public offering.

Net Operating Loss Carryforwards. As of December 31, 2001, we had federal NOL carryforwards of approximately $93,081. These NOL carryforwards will expire in the years 2002 – 2021, if not utilized. During 2000 we determined that an ownership change under Section 382 of the Internal Revenue Code of 1986, as amended, occurred during 1998. The effect of the ownership change is the imposition of a $3,193 annual limitation on the use of NOL carryforwards attributable to periods before the change. This annual limitation will result in the expiration of some NOL carryforward credits before utilization. At December 31, 2001 the amount of NOL subject to the limitation was $47,070 and the amount not subject to limitation was $46,011.

Effective January 1, 1999, the New Jersey Division of Taxation established a program that allows new or expanding technology and biotechnology businesses to "sell" their "Unused NOL Carryover and Unused Research and Development Tax Credits" to corporate taxpayers in the state for at least 75% of the value of the benefits. The current state tax provision (benefit) in 1999 and 2000 includes $1,434 and $944, respectively, for sales of portions of our NOLs and Research and Development Tax Credits. There were no such sales during 2001.

Management's Discussion and Analysis

Dollars in thousands, except per share data

Other Liquidity Matters. In connection with our acquisition of Essex Medical Products from Essex Chemical Corporation, or Essex, in 1987, we issued promissory notes to Essex in the principal amount of $100 and committed to pay 20% of our net after-tax income until a total of $1,000 has been paid, contingent upon the occurrence of certain events. On June 6, 1991, we repaid the $100 of notes, plus accrued interest to Essex. As the result of our net income in 2000 we accrued $667 payable to Essex, which remains accrued at December 31, 2001. At our option, this obligation may be satisfied by the payment of shares of our common stock having a fair market value equal to the amount owed, provided such shares are registered for sale with the Securities and Exchange Commission (SEC).

In February 2000, we entered into a binding letter of intent with Eos to develop and commercialize genomics-derived antibody-based therapeutic products. Pursuant to the letter of intent, in May 2000 we paid $5,000 to Eos and deposited an additional $20,000 in a third party escrow account, to be released over time upon the achievement of certain milestones. This escrow deposit is included on our December 31, 2000 balance sheet as segregated cash. In September 2000, we also purchased shares of preferred stock of Eos for an aggregate purchase price of $2,500, which was part of a $27,500 private placement. In April 2001, a new binding letter of intent with Eos was signed which superceded the original letter mentioned above. As a result of the restructured agreement, Eos refunded the initial $5,000 (plus $279 in interest) and we received the original $20,000 deposit (plus $1,042 in interest) from escrow.

In July 2000, we entered into an agreement with IDM whereby we licensed to IDM certain of our technologies in exchange for equity units in IDM. As a result of this transaction, we realized a gain from the transfer of technology of approximately $40,500 (based upon an independent valuation). In accordance with Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements*, we will recognize this gain evenly over a 24-month period as contract revenue. Accordingly, at December 31, 2001, approximately $14,300 remain unrecognized and will be recorded as revenue during 2002.

As discussed in Note 14 to the consolidated financial statements included elsewhere in this Annual Report, and as set forth in the table below, in addition to its convertible subordinated notes, we are obligated under non-cancelable operating leases as follows:

	Total	Convertible Subordinated Notes	Operating Leases
2002	$ 2,140	$ —	$ 2,140
2003	2,105	—	2,105
2004	2,038	—	2,038
2005	1,790	—	1,790
2006	176,327	175,000	1,327
2007 and thereafter	2,082	—	2,082
	$ 186,482	$ 175,000	$ 11,482

In addition, we have commitments for research funding and the use of a license for database products of approximately $10,500 in 2002 and approximately $3,000 per year thereafter through 2008.

Future Liquidity Resources. Our current sources of liquidity are cash, cash equivalents and marketable securities, interest and dividends earned on such cash, cash equivalents and marketable securities, sales of our products for research, and contract and licensing revenue. We believe that such sources of liquidity will be sufficient to meet our operating, debt service, and capital requirements for at least the next 24 months. However, we may require additional financing within this time and may raise funds through public or private financings, line of credit arrangements, collaborative relationships and/or other methods.

Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement No. 142, *Goodwill and Other Intangible Assets*, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have infinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives. We are currently reviewing the impact of Statement No. 142, which is not expected to have a material impact on our operating results or financial position.

Management's Discussion and Analysis

Dollars in thousands, except per share data

In August 2001, the FASB issued Statement of Financial Accounting Standards, or Statement, No. 143, *Accounting for Asset Retirement Obligations*, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Statement No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. Since the requirement is to recognize the obligation when incurred, approaches that have been used in the past to accrue the asset retirement obligation over the life of the asset are no longer acceptable. Statement No. 143 also requires the enterprise to record the contra to the initial obligation as an increase to the carrying amount of the related long-lived asset (i.e., the associated asset retirement costs) and to depreciate that cost over the life of the asset. The liability is increased at the end of each period to reflect the passage of time (i.e., accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. Enterprises are required to adopt Statement No. 143 for fiscal years beginning after June 15, 2002. We are in the process of evaluating this Statement and the effect that it will have on our consolidated financial statements.

In October 2001, the FASB issued Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, effective for fiscal years beginning after December 15, 2001. Statement No. 144 supersedes Statement No. 121 and identifies the methods to be used in determining fair value. We are currently reviewing the impact of Statement No. 144 and do not believe adoption of this statement will have a material impact on our operating results or financial position.

Quantitative and Qualitative Disclosures about Market Risks

We do not use derivative financial instruments in our operations or investment portfolio. However, we regularly invest excess operating cash in deposits with major financial institutions, money market funds, notes issued by the U.S. Government, as well as fixed income investments and U.S. bond funds both of which can be readily purchased or sold using established markets. We believe that the market risk arising from our holdings of these financial instruments is minimal. We do not have exposure to market risks associated with changes in interest rates as we have no variable interest rate debt outstanding. We do not believe we have any material exposure to market risks associated with interest rates.

We may be exposed to exchange conversion differences in translating the foreign results of our investment in Genmab to U.S. dollars. Depending upon the relative strengthening or weakening of the U.S. dollar, the conversion difference could be significant.

Market for Registrant's Common Equity and Related Shareholder Matters

Our common stock is listed on the Nasdaq National Market under the symbol "MEDX." The following table sets forth the high and low sale prices per share of common stock, as reported on the Nasdaq National Market, during the periods indicated.

	Common Stock Price*	
	High	Low
Year ended December 31, 2000		
First Quarter	$ 103.00	$ 14.19
Second Quarter	$ 44.44	$ 16.63
Third Quarter	$ 59.94	$ 35.69
Fourth Quarter	$ 75.00	$ 30.06
Year ended December 31, 2001		
First Quarter	$ 42.50	$ 12.06
Second Quarter	$ 32.25	$ 11.75
Third Quarter	$ 24.47	$ 11.91
Fourth Quarter	$ 25.05	$ 14.25

The number of shares of our common stock outstanding as of March 15, 2002 was 72,922,711. As of such date, there were approximately 443 record holders of common stock (which includes individual holders), and as of May 23, 2001, the date of the last shareholders' meeting, there were approximately 23,650 beneficial shareholders of our common stock.

We currently expect to retain our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

* All prices have been adjusted to reflect a two-for-one stock split as of September 27, 2000.

Consolidated Statements of Operations

Dollars in thousands, except per share data

	For the Year Ended December 31,		
	1999	2000	2001
		(Restated)	
Sales	$ 1,079	$ 264	$ 191
Contract and license revenues	8,593	19,619	37,140
Sales, contract and license revenues from Genmab	252	2,574	4,973
Total revenues	9,924	22,457	42,304
Costs and expenses:			
Cost of sales	709	1,189	642
Research and development	19,929	33,942	38,626
General and administrative	8,036	18,142	19,344
Total costs and expenses	28,674	53,273	58,612
Operating loss	(18,750)	(30,816)	(16,308)
Equity in net loss of affiliate	—	(353)	(7,334)
Interest and dividend income	1,205	21,158	24,728
Interest expense	(8)	(3)	(4,615)
Gain on disposition of Genmab stock	—	—	1,442
Loss before provision (benefit) for income taxes	(17,553)	(10,014)	(2,087)
Provision (benefit) for income taxes	(522)	(13,075)	600
Net income (loss)	$ (17,031)	$ 3,061	$ (2,687)
Basic net income (loss) per share	$ (0.27)	$ 0.04	$ (0.04)
Diluted net income (loss) per share	$ (0.27)	$ 0.04	$ (0.04)
Weighted-average number of common shares outstanding during the period:			
– basic	63,840	71,532	73,937
– diluted	63,840	73,232	73,937

See notes to consolidated financial statements.

Consolidated Balance Sheets

Dollars in thousands, except per share data

	December 31, 2000 (Restated)	December 31, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 78,397	$ 31,269
Marketable securities	265,206	435,683
Prepaid expenses and other current assets	23,422	24,860
Total current assets	367,025	491,812
Property, buildings and equipment:		
Land	—	6,788
Buildings and leasehold improvements	2,356	56,080
Machinery and equipment	6,503	16,188
Furniture and fixtures	409	2,819
Construction in progress	20,000	7,767
	29,268	89,642
Less accumulated depreciation and amortization	(5,837)	(9,782)
	23,431	79,860
Investments in Genmab	77,195	65,501
Investments in IDM	48,199	48,199
Investments in, and advances to, other affiliates and partners	7,634	14,384
Segregated cash	22,068	1,300
Other assets	12,555	19,371
Total assets	$ 558,107	$ 720,427
Liabilities and Shareholders' Equity		
Current liabilities:		
Trade accounts payable	$ 1,463	$ 3,139
Accrued liabilities	5,945	21,485
Deferred contract revenue - current	29,810	19,862
Total current liabilities	37,218	44,486
Deferred contract revenue - long-term	15,326	1,597
Deferred taxes and other long-term obligations	20,274	16,782
Convertible subordinated notes	—	175,000
Commitments	—	—
Shareholders' equity:		
Preferred stock, $1.00 par value, 2,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $.01 par value; 200,000,000 shares authorized; 73,802,666 shares issued and 72,597,666 outstanding at December 31,2000 and 74,005,466 shares issued and 72,876,240 shares outstanding at December 31, 2001	738	740
Capital in excess of par value	569,410	570,655
Treasury stock, at cost 1,205,000 shares in 2000 and 1,129,226 shares in 2001	(3,031)	(2,840)
Deferred compensation	2,234	2,188
Accumulated other comprehensive income	39,313	37,881
Accumulated deficit	(123,375)	(126,062)
Total shareholders' equity	485,289	482,562
Total liabilities and shareholders' equity	$ 558,107	$ 720,427

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Dollars in thousands, except per share data

	Common Stock Number of shares	Common Stock Amount	Capital in excess of par value	Treasury Stock Number of shares	Treasury Stock Amount	Deferred Compensation	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity
Balance at December 31, 1998									
As previously reported	31,507,186	$315	$144,252				$ 67	$(109,405)	$35,229
2-for-1 stock split effective September 27, 2000	31,507,186	315	(315)						
Balance at December 31, 1998	63,014,372	630	143,937				67	(109,405)	35,229
Issuance of common stock for exercise of options and grant of restricted shares	907,330	9	3,694						3,703
Issuance of common stock in private placements	246,002	2	898						900
Exercise of warrants	57,180	1	127						128
Issuance of common stock for Executive Deferred Compensation Plan	1,205,000	12	49	(1,205,000)	$(3,031)	$2,970			—
Net loss								(17,031)	(17,031)
Other comprehensive income -									
unrealized loss on securities							(630)		(630)
Comprehensive loss									(17,661)
Balance at December 31, 1999	65,429,884	654	148,705	(1,205,000)	(3,031)	2,970	(563)	(126,436)	22,299
Issuance of common stock in public offering	4,798,408	48	388,083						388,131
Exercise of warrants	909,592	9	4,539						4,548
Issuance of common stock for exercise of options and grant of restricted shares	2,664,782	27	19,920			(736)			19,211
Tax benefit from exercise of stock options			8,163						8,163
Net income (restated)								3,061	3,061
Other comprehensive income -									
unrealized appreciation to carrying value of affiliate, net tax of $20,274							38,030		38,030
foreign currency translation adjustment							(788)		(788)
unrealized gain on securities							2,634		2,634
Comprehensive income									43,210
Balance at December 31, 2000	73,802,666	738	569,410	(1,205,000)	(3,031)	2,234	39,313	(123,375)	485,289
Issuance of common stock for exercise of options and grant of restricted shares	202,800	2	1,225			165			1,392
Early withdrawal from executive deferred compensation plan			20	75,774	191	(211)			—
Net loss								(2,687)	(2,687)
Other comprehensive income (loss) -									
change in unrealized appreciation to carrying value of affiliate							(459)		(459)
foreign currency translation adjustment							(3,496)		(3,496)
unrealized gain on securities							2,523		2,523
Comprehensive loss									(1,432)
Balance at December 31, 2001	**74,005,466**	**$740**	**$570,655**	**(1,129,226)**	**$(2,840)**	**$2,188**	**$37,881**	**$(126,062)**	**$482,562**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Dollars in thousands

	For the Year Ended December 31,		
	1999	2000 (Restated)	2001
Operating activities:			
Net income (loss)	$ (17,031)	$ 3,061	$ (2,687)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Depreciation	696	867	3,432
Amortization	352	380	1,161
Stock options to employees	—	4,174	—
Stock bonus to employees	2,279	84	1,956
Stock options and warrants to non-employees	—	7,175	114
Non cash revenue - IDM	—	(5,901)	(20,233)
Non cash revenue - Genmab	—	(667)	(1,333)
Equity in net loss of Genmab	—	353	7,334
Gain on disposition of Genmab stock	—	—	(1,442)
Deferred income taxes	—	(13,075)	600
Changes in operating assets and liabilities:			
Other current assets	(1,934)	(9,940)	(6,857)
Trade accounts payable	226	843	1,676
Accrued liabilities	278	1,440	10,700
Deferred contract revenue	9,524	(3,168)	(2,111)
Net cash used in operating activities	(5,610)	(14,374)	(7,690)
Investing activities:			
Purchase of property, buildings and equipment	(740)	(21,561)	(55,009)
Increase in investment in Genmab	—	(18,000)	—
Decrease (increase) in investments and advances to affiliates and partners	62	(14,902)	(6,750)
Decrease (increase) in segregated cash	—	(20,768)	20,768
Purchase of marketable securities	(4,000)	(294,431)	(175,500)
Sales of marketable securities	17,842	47,641	7,544
Net cash provided by (used in) investing activities	13,164	(322,201)	(208,947)
Financing activities:			
Cash received from sales of securities, net	2,452	400,457	420
Proceeds from sale of convertible subordinated notes, net	—	—	169,114
Principal payments under debt obligations	(51)	(31)	(25)
Net cash provided by financing activities	2,401	400,426	169,509
Net increase in cash and cash equivalents	9,955	64,031	(47,128)
Cash and cash equivalents at beginning of period	4,411	14,366	78,397
Cash and cash equivalents at end of period	$ 14,366	$ 78,397	$ 31,269
Supplemental disclosures of cash flow information			
Cash paid during period for:			
Income taxes	$ —	$ 292	$ —
Interest	$ 8	$ 3	$ 1

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 1999, 2000 and 2001

Dollars in thousands, except per share data

1. Nature of Operations

Medarex, Inc. ("Medarex" or the "Company"), incorporated in July 1987, is a biotechnology company developing therapeutic products for cancer, autoimmune disease and other life-threatening and debilitating diseases based on proprietary technology in the field of immunology. The Company's therapeutic products are currently under development and will need the approval of the U.S. Food and Drug Administration ("FDA") prior to commercial distribution in the United States.

The Company has three wholly-owned subsidiaries: Medarex Europe B.V. which was incorporated in the Netherlands on October 31, 1996; Houston Biotechnology Incorporated ("HBI") which was acquired on February 28, 1997; and GenPharm International, Inc. ("GenPharm") which was acquired on October 21, 1997. The Company also holds equity interests in various companies and accounts for them either through the equity or cost methods. As of December 31, 2001, the Company has significant investments in Genmab A/S ("Genmab") (see Note 12) and Immuno-Designed Molecules S.A. ("IDM") (see Note 13). The Company's operations constitute one business segment. All significant intercompany balances and transactions have been eliminated in consolidation.

2. Significant Accounting Policies

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company invests its cash in deposits with major financial institutions, money market funds and notes issued by the U.S. government.

Marketable Securities

Marketable securities consist of fixed income investments with a maturity of greater than three months and U.S. bond funds, both of which can be readily purchased or sold using established markets. Such securities, which are classified as "available-for-sale," are carried at market with unrealized gains and losses reported in other comprehensive income (loss), which is a separate component of shareholders' equity. These unrealized gains and losses are considered temporary.

Financial Instruments

The fair values of cash and cash equivalents, marketable securities, accounts payable, accrued liabilities and convertible subordinated notes payable are not materially different from their carrying amounts as of December 31, 2000 and 2001. Receivables from corporate partners are concentrated primarily in the pharmaceutical and biotechnology industries. Although the Company's partners are concentrated primarily within these two industries, management considers the likelihood of material credit risk as remote.

Inventory

Inventory consists primarily of antibodies to be sold to Genmab and is stated at the lower of cost or market with cost determined on a first-in, first-out basis.

Property, Buildings and Equipment

Property, buildings and equipment are stated at cost. Depreciation is determined using straight-line methods over the estimated useful lives of the various asset classes. Useful lives for buildings and building improvements, furniture and fixtures, and machinery and equipment principally range from fifteen to thirty years, five years and three to five years, respectively. Leasehold improvements are amortized over the estimated useful lives of the assets or the related lease terms, whichever is shorter.

Transactions in Affiliates Stock

At the time an affiliate sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that affiliate increases proportionately to its equity basis in the affiliate. If at that time the affiliate is a newly-formed start-up, a research and development or a development stage company, the Company's proportionate share of the affiliates' equity resulting from the additional equity raised is accounted for as an equity transaction under Accounting Principles Board ("APB") Opinion No. 18 and Staff Accounting Bulletin ("SAB") No. 51. Such transactions are reflected as equity transactions in the accompanying statement of shareholders' equity. If an affiliate's common stock is listed on a national market and the Company's investment in the affiliate is not accounted for under the equity method, then the investment is classified as marketable securities and carried at fair market value.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 1999, 2000 and 2001

Dollars in thousands, except per share data

Revenue Recognition

The Company sells antibodies primarily to corporate partners in the United States and overseas. Revenue from these sales is recognized when the products are shipped.

Revenue related to collaborative research with the Company's corporate partners is recognized as research services are performed over the related funding periods for each contract. Under these agreements, the Company is required to perform research and development activities as specified in each respective agreement. Deferred revenue may result when the Company does not expend the required level of effort during a specific period in comparison to funds received under the respective contracts or when funds received are refundable under certain circumstances. Milestone and royalty payments, if any, are recognized pursuant to collaborative agreements upon the achievement of specified milestones.

Non-refundable upfront payments received in connection with research and development collaboration agreements are deferred and recognized on a straight-line basis over the relevant periods in the agreement, generally the research term.

Research and Development

Research and development costs are expensed as incurred.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock Based Compensation

In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation expense for stock options granted at fair market value. Note 8 to the consolidated financial statements contains a summary of the pro-forma effects to reported net loss and loss per share for 1999, 2000 and 2001 as if the Company had elected to recognize compensation expense based on the fair value of the options granted at grant date as prescribed by SFAS No. 123.

Foreign Currency Translation

Investments in foreign affiliates have been translated into U.S. dollars in accordance with the Financial Accounting Standards Board ("FASB") Statement No. 52, *Foreign Currency Translation*. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported in other comprehensive income (loss).

Restatement of 2000 Consolidated Financial Statements

The Company's 2000 consolidated financial statements have been restated to reflect its proportionate share of the restated 2000 net loss of Genmab. The 2001 financial statements of Genmab include a restated reconciliation of the net loss according to Danish generally accepted accounting principles and accounting principles generally accepted in the United States for 2000 to record additional compensation expense related to stock awards. The effect of the restatement by Genmab has resulted in a decrease to the 2000 net income of the Company of $273 ($0.01 per basic and diluted share).

Net Income (Loss) Per Share

Basic and diluted earnings per share is calculated in accordance with the FASB SFAS No. 128, *Earnings per Share*. Basic earnings per share is based upon the number of weighted average shares of common stock outstanding. Diluted earnings per share is based upon the weighted average number of shares of common stock and dilutive potential shares of common stock outstanding. Potential shares of common stock are outstanding stock options which are included under the treasury stock method for the year ended December 31, 2000. For the years ended December 31, 1999 and 2001, potentially dilutive securities have been excluded from the computation, as their effect is antidilutive. The computation of basic and diluted earnings per share for the years ended December 31, 1999, 2000 and 2001 is as follows:

Notes to Consolidated Financial Statements

For the Years Ended December 31, 1999, 2000 and 2001
Dollars in thousands, except per share data

	1999	2000 (Restated)	2001
Numerator:			
Net income (loss)	$(17,031)	$ 3,061	$(2,687)
Denominator:			
Denominator for basic net income (loss) per share -			
weighted average shares	63,840,000	71,532,000	73,937,000
Effect of dilutive securities:			
Stock options	—	1,700,000	—
Denominator for diluted net income (loss) per share -			
adjusted weighted-average shares	63,840,000	73,232,000	73,937,000
Basic net income (loss) per share	$(0.27)	$ 0.04	$(0.04)
Diluted net income (loss) per share	$(0.27)	$ 0.04	$(0.04)

The following options to purchase shares of common stock were outstanding during 2000, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares for the year and, therefore, the effect would be antidilutive:

Number of options	142,200
Weighted-average exercise price	$ 53.50

Impact of Recently Issued Accounting Pronouncements

In June 2001, the FASB issued Statement No. 142, *Goodwill and Other Intangible Assets*, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have infinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives. The Company is currently reviewing the impact of Statement No. 142, which is not expected to have a material impact on its operating results or financial position.

In August, 2001, the FASB issued Statement No. 143, *Accounting for Asset Retirement Obligations*, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Statement No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. Since the requirement is to recognize the obligation when incurred, approaches that have been used in the past to accrue the asset retirement obligation over the life of the asset are no longer acceptable. Statement No. 143 also requires the enterprise to record the contra to the initial obligation as an increase to the carrying amount of the related long-lived asset (i.e., the associated asset retirement costs) and to depreciate that cost over the life of the asset. The liability is increased at the end of each period to reflect the passage of time (i.e., accretion expense) and changed in the estimated future cash flows underlying the initial fair value measurement. Enterprises are required to adopt Statement No. 143 for fiscal years beginning after June 15, 2002. The Company is in the process of evaluating Statement No. 143 and the effect that it will have on its consolidated financial statements.

In October 2001, the FASB issued Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, effective for fiscal years beginning after December 15, 2001. Statement No. 144 supersedes Statement No. 121 and identifies the methods to be used in determining fair value. The Company is currently reviewing the impact of Statement No. 144 and does not believe adoption of this statement will have a material impact on its operating results or financial position.

Dollars in thousands, except per share data

3. Available for Sale Investments

Available for sale investments consist of the following as of December 31:

	2000			2001		
	Cost	Unrealized Gain (Loss)	Estimated Fair Value	Cost	Unrealized Gain (Loss)	Estimated Fair Value
Money market funds (included in cash and cash equivalents)	$ 72,727	$ —	$ 72,727	$ 27,365	$ —	$ 27,365
U.S. Treasury Obligations	26,158	237	26,395	59,667	995	60,662
U.S. Corporate Debt Securities	234,420	2,416	236,836	362,877	5,613	368,490
Equity Securities	2,556	(581)	1,975	8,544	(2,013)	6,531
	$335,861	$2,072	$337,933	$458,453	$ 4,595	$463,048

The Company's available for sale investments have the following maturities at December 31, 2001:

Due in one year or less	$ 74,361
Due after one year, less than five years	262,825
Due after five years	125,862

4. Balance Sheet Detail

Other current assets consist of the following as of December 31:

	2000	2001
Receivables from corporate partners	$ 4,174	$ 10,742
Interest and dividends receivable	6,460	4,561
Deferred tax benefit	8,743	3,324
Inventory	—	3,186
Due from Officer	—	775
Payroll taxes receivable - employees	363	—
Other	3,682	2,272
	$ 23,422	$ 24,860

Included in "Due from Officer" is a promissory note of approximately $751 for the payment of taxes from the Company's President and Chief Executive Officer in connection with the transfer by the Company to the Company's President and Chief Executive Officer of Genmab shares as a stock-based bonus (see note 12). The note, including all interest, was repaid on February 12, 2002. The note was due no later than five years from issuance and was full recourse. Interest was payable on the stated maturity or any accelerated maturity at the prime rate, compounded quarterly. This loan related to income taxes payable by the individual in connection with the stock bonus.

Other assets consist of the following as of December 31:

	2000	2001
Deferred tax benefit	$ 12,131	$ 13,708
Deferred debt issuance costs	—	5,281
Other	424	382
	$ 12,555	$ 19,371

Dollars in thousands, except per share data

Accrued liabilities consist of the following as of December 31:

	2000	2001
Accrued construction and equipment costs	$ 431	$ 5,648
Accrued interest	—	4,047
Accrued compensation	2,229	3,355
Accrued license fees	—	2,835
Accrued database subscriptions	—	2,500
Accrued professional fees	1,022	815
Due to Essex Chemical Corp.	667	667
Accrued clinical trial exp.	511	133
Other	1,085	1,485
	$ 5,945	$ 21,485

5. Taxes

Income tax expense is determined using the liability method.

The provision (benefit) for income taxes is as follows:

	Year ended December 31		
	1999	2000	2001
Federal			
Current	$ —	$ 5,134	$ —
Deferred	—	(16,978)	—
Total federal	—	(11,844)	—
State			
Current	(522)	1,357	—
Deferred	—	(3,296)	—
Total state	(522)	(1,939)	—
Foreign			
Current	1,200	108	—
Deferred	(1,200)	600	600
Total foreign	—	708	600
Total	**$ (522)**	**$ (13,075)**	**$ 600**

The current state tax provision (benefit) in 1999 and 2000 include $1,434, and $944, respectively, attributable to the Company's sale of certain state net operating loss and credit carryforwards. The Company had no such sales in 2001. The current and deferred foreign tax provisions relate to foreign withholding taxes.

Dollars in thousands, except per share data

A reconciliation of the provision (benefit) for income taxes and the amount computed by applying the federal income rate of 34% to income before provision (benefit) for income tax is as follows:

	Year ended December 31		
	1999	2000	2001
Computed at statutory rate	$ (5,968)	$ (3,085)	$ (637)
State income taxes, net of federal tax effect	(338)	648	—
Loss of foreign subsidiary	346	515	2,705
Permanent items related to the acquisition of subsidiaries, the write off of technology and investment in foreign joint venture	2,550	—	—
Foreign withholding taxes	—	671	600
Change in valuation allowance related to unrealized gain	—	(20,274)	—
Other	33	321	15
Other change in deferred tax valuation reserve	2,855	8,129	(2,083)
	$ (522)	$(13,075)	$ 600

The components of deferred tax assets and liabilities consist of the following as of December 31:

	2000	2001
Deferred tax assets:		
Net operating loss carryforwards	$ 26,502	$ 35,045
Accrued compensation	3,450	—
Fixed assets	—	1,280
R&D capitalized for tax purposes	4,148	4,217
Deferred revenue	17,828	9,010
Research credits	3,190	3,936
Foreign withholding tax	600	—
Other	300	478
	56,018	53,966
Deferred tax asset valuation allowance	(34,945)	(36,934)
	21,073	17,032
Net deferred tax liabilities		
Unrealized gain	20,274	17,032
Other	199	—
	20,473	17,032
Net deferred tax assets	**$ 600**	**$ —**

Dollars in thousands, except per share data

At December 31, 2001, approximately $11,640 of the deferred tax asset related to net operating loss ("NOL") carryforwards and an equivalent amount of deferred tax asset valuation allowance represented tax benefits associated with the exercise of non-qualified stock options and the disqualifying disposition of stock acquired with incentive stock options. Such benefits, when realized, are credited to additional paid-in capital.

At December 31, 2001, the Company had federal NOL carryforwards of approximately $93,081. The NOL carryforwards expire in 2002 ($45), 2003 ($196), 2004 ($524), 2006 ($863), 2007 ($3,985), 2008 ($5,533), 2009 ($7,592), 2010 ($6,395), 2011 ($7,028), 2012 ($9,642), 2018 ($20,925), 2019 ($2,575), 2020 ($13,473) and 2021 ($14,305). During 2000, the Company determined that an ownership change under Section 382 of the Internal Revenue Code of 1986, as amended, occurred during 1998. The effect of the ownership change is the imposition of a $3,193 annual limitation on the use of NOL carryforwards attributable to periods before change. At December 31, 2001, the amount of NOL subject to the limitation was $47,070 and the amount not subject to limitation was $46,011.

The Company had federal research tax credit carryforwards at December 31, 2001 of approximately $3,017 which expire between 2005 and 2021. As a result of the 1998 ownership change under Section 382, the use of approximately $1,358 of these carryforwards is subject to limitation.

As a result of the acquisition of HBI, the Company had additional federal NOL carryforwards at December 31, 2001 of approximately $7,481. The NOL carryforwards expire as follows: 2001 ($145), 2002 ($900), 2003 ($1,038), 2005 ($295), 2006 ($783), 2007 ($666), 2008 ($781), 2009 ($114), 2013 ($74), and 2018 ($2,685). Also related to this acquisition, the Company had research credit carryforwards of approximately $672 which expire between 2005 and 2010. The use of these NOL and credit carryforwards is subject to an annual limitation under Section 382. The Company has not determined the amount of the limitation.

At December 31, 2001, the Company had a state NOL carryforward of approximately $22,730 that expires in 2007 ($11,700) and 2008 ($11,030).

6. Convertible Subordinated Notes

On June 26, 2001, the Company completed a public offering of $175,000, 4.5% Convertible Subordinated Notes due 2006. The notes are convertible into shares of common stock at a ratio of 34.6789 per each $1,000 principal amount of the notes ($28.84 per share), subject to adjustment, and mature in July 2006. The Company received net proceeds from the public offering of approximately $169,100. As of December 31, 2001, we had 6,067,961 shares of common stock reserved for issuance pursuant to the conversion of $175,000 aggregate principal amount of our 4.5% Convertible Subordinated Notes due 2006. The cost of issuance of the notes of approximately $5,886 has been deferred and is being amortized over the term of the related notes. The amortization of these costs are reflected in interest expense.

The Company will pay interest on the notes on January 1 and July 1 of each year. The first interest payment was made on January 1, 2002 and carried with it an interest payment of $23.125 per $1,000 principal amount of notes due to the additional five days of interest that had been accrued based on the closing date of June 26, 2001. Interest payable per $1,000 principal amount of notes for each subsequent interest period will be $22.50. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

The Company may redeem the notes in whole or in part, at its option, at any time prior to July 1, 2004, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to the redemption date, if the closing price of its common stock has exceeded 150% of the conversion price for at least 20 trading days in the consecutive 30-day trading period ending on the trading day prior to the date the Company mails the notice of redemption.

If the Company redeems the notes under these circumstances, it will make an additional "make whole" payment on the redeemed notes equal to $135 per $1,000 principal amount of the notes, minus the amount of any interest actually paid or accrued and unpaid on the notes prior to the date the Company mails the notice of redemption. The Company may make these "make whole" payments, at its option, either in cash or, subject to the satisfaction of the conditions of the indenture, in shares of its common stock or a combination of cash and common stock.

Payments made in common stock will be valued at 95% of the average of the closing sales prices of the Company's common stock for the five consecutive trading days immediately preceding the third trading day prior to the redemption date.

Dollars in thousands, except per share data

On and after July 1, 2004, the Company may redeem the notes, in whole or in part, at its option, at the redemption prices specified below. The redemption price, expressed as a percentage of principal amount, is as follows for the 12-month periods beginning on July 1 of the following years:

Redemption Year	Price
2004	101.8%
2005	100.9%

In each case the Company will also pay accrued interest to the redemption date.

The holders of the notes have the option, subject to certain conditions, to require the Company to repurchase any notes held by such holders in the event of a "change in control," as defined in the indenture, at a price equal to 100% of the principal amount of the notes plus accrued interest to the date of repurchase. The Company may pay the repurchase price in cash or, at the Company's option, in shares of its common stock. Payments made in shares of the Company's common stock will be valued at 95% of the average of the closing sales prices of the Company's common stock for the five trading days immediately preceding the third trading day prior to the repurchase date.

7. Shareholders' Equity

In November 1999, Novartis Pharma A.G. ("Novartis") made a $1,000 equity purchase of 246,002 shares of the Company's common stock pursuant to a license agreement for the rights to use the HuMAb-Mouse® technology. This payment represents the second disbursement by Novartis pursuant to a license agreement for the rights to use the HuMAb-Mouse technology. Of this amount, $900 is included in equity and $100 was amortized into contract revenue as Novartis evaluated additional HuMAb-Mouse targets.

On March 3, 2000, the Company completed a follow-on public offering of 4,798,408 shares of common stock at a price of $86.00 per share resulting in net proceeds to the Company of approximately $388,100.

On September 12, 2000, the Company's Board of Directors approved a two-for-one stock split of the Company's outstanding shares of common stock. The stock split entitled each holder of record at the close of business on September 27, 2000 to receive one additional share of common stock for every share of common stock held by such shareholder. The accompanying consolidated financial statements have been adjusted to give retroactive recognition to the common stock split, effective on September 27, 2000, for all periods presented by reclassifying from capital in excess of par value to common stock an amount equal to the par value of the additional shares arising from the split. In addition, all references in the consolidated financial statements to number of shares and per share amounts have been adjusted.

In May 2001, the Company's Board of Directors adopted a stockholder rights plan. The stockholder rights plan provides for a dividend of one preferred share purchase right on each outstanding share of the Company's common stock. Each right entitles stockholders to buy 1/1000th of a share of the Company's Series A junior participating preferred stock at an exercise price of $150.00. Each right will become exercisable following the tenth day after person or group announces an acquisition of 20% or more of the Company's common stock. The Company will be entitled to redeem the rights at $0.001 per right at any time on or before the close of business on the tenth day following acquisition by a person or group of 20% or more of the Company's common stock.

8. Stock Options

The Company has twelve Stock Option Plans (the "Plans"). The purchase price of stock options under the Plans is determined by the Stock Option Committee of the Board of Directors of the Company (the "Committee"). The term is fixed by the Committee, but no incentive stock option is exercisable after 10 years from the date of grant. As a result of the 1997 HBI acquisition, outstanding HBI options were converted to 374,942 Company options. At December 31, 2001, a total of 1,869,000 shares were available for future grants under the Plans.

In accordance with the terms of the Company's 1999 Stock Option Plan, on November 1, 1999, five of the Company's employees were granted a total of 200,400 shares of restricted common stock. Under the terms of each restricted stock agreement, the shares of restricted stock could not be sold, assigned, pledged or transferred

Dollars in thousands, except per share data

until the date on which the last reported sales price of the Company's common stock as reported on the Nasdaq Stock Market equaled or exceeded $8.50 per share for any 10 trading days out of any 20 consecutive trading days. The Company's common stock closed at or above $8.50 per share 10 days between December 3, 1999 and December 17, 1999, therefore the restriction on these shares lapsed on December 17, 1999 on which date the closing price was $11.38 per share. The Company has recorded compensation expense of $2,279 in its statement of operations for the year ended December 31, 1999 related to these restricted stock grants.

A summary of the Company's stock option activity and related information for the years ended December 31, 1999, 2000 and 2001 follows:

	1999		2000		2001	
	Common Stock Options	Weighted Average Exercise Price	Common Stock Options	Weighted Average Exercise Price	Common Stock Options	Weighted Average Exercise Price
Outstanding at beginning of year	5,581,854	$ 2.09	5,181,264	$ 2.87	3,894,592	$ 7.47
Granted	1,898,900	3.14	1,736,110	32.26	3,111,850	18.66
Exercised	(2,112,330)	(1.05)	(2,664,782)	(3.35)	(202,800)	(5.49)
Canceled	(187,160)	(2.91)	(358,000)	(3.44)	(38,451)	(34.01)
Outstanding at end of year	5,181,264	2.87	3,894,592	7.47	6,765,191	17.21
Exercisable at end of year	3,282,364		2,158,481		3,653,341	
Weighted average fair value of options granted during the year		$ 2.34		$ 29.94		$ 15.64

Stock options outstanding at December 31, 2001 are summarized as follows:

Range of Exercise Price	Outstanding Options at December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$1.47 to $5.60	2,457,781	6.03	$ 2.81
$12.59 to $19.92	1,890,650	9.71	$ 13.30
$20.06 to $27.81	1,033,710	9.05	$ 26.70
$28.00 to $97.07	1,383,050	8.79	$ 40.88
	6,765,191		

The Company has adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, and applies APB Opinion No. 25 and related interpretations in accounting for its Plans. If the Company had elected to recognize compensation expense based on fair value of the options granted at grant date as prescribed by SFAS No. 123, net loss and loss per share would have been increased to the pro forma amounts indicated in the table below.

	1999	2000	2001
		(Restated)	
Net income (loss)—as reported	$ (17,031)	$ 3,061	$ (2,687)
Net loss—pro-forma	$ (18,388)	$ (21,869)	$ (26,788)
Income (loss) per share—as reported	$ (.27)	$ .04	$ (.04)
Loss per share—pro-forma	$ (.29)	$ (.30)	$ (.36)

Dollars in thousands, except per share data

The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions:

	1999	2000	2001
Expected dividend yield	0%	0%	0%
Expected stock price volatility	99.8%	155.3%	120.10%
Risk-free interest rate	5.5%	5.5%	4.00%
Expected life of options	5 years	5 years	5 years

9. Executive Deferred Compensation Plan

Effective March 31, 1999, the Company instituted an executive deferred compensation plan to permit certain individuals to defer the gain on the exercise of stock options to a specified future period. In June 1999, six individuals deferred the gain on the exercise of options to purchase 1,205,000 shares of the Company's common stock which is included as treasury stock in the Company's December 31, 2000 and December 31, 2001 consolidated balance sheets. The Company's executive deferred compensation plan does not permit diversification and must be settled by the delivery of 1,181,042 shares of the Company's stock over various periods of time during the next five years, which may begin in May 2002. Accordingly, changes in the fair value of the amount owed to the individuals are not recognized. In 2001, one individual elected to withdraw early from this plan reducing the balance in treasury stock by 75,744 shares to 1,129,256 shares and reduce the deferred compensation by $211.

10. Warrants

On August 4, 1998, certain of the former GenPharm stockholders assigned their rights to receive $25,123 of the remaining balance of the purchase price of GenPharm to Bay City Capital Partners ("BCC"). As part of this transaction, the Company issued to BCC warrants to purchase 909,592 shares of common stock at an exercise price of $5.00 per share exercisable over a period of seven (7) years. In 2000, all the BCC warrants were exercised.

11. Research and Development Agreements

The Company has a significant number of research and development agreements related to its discovery and development strategy. The following is a description of certain of these agreements which have had, or may have, a significant financial impact.

On April 26, 1996, the Company announced that it had entered into a collaboration agreement with Aventis Behring L.L.C. ("Aventis Behring"), a Delaware limited liability company formed through a joint venture of Hoechst AG and Rhône-Poulenc Rorer, Inc., to develop and market MDX-33. This collaboration provides for the joint development of MDX-33 by the Company and Aventis Behring. Subject to the terms of the arrangement, the Company is primarily responsible for product development, clinical testing through Phase II trials and the manufacture of all products used in clinical trials. Aventis Behring is primarily responsible for the payment of all expenses associated with Phase I and Phase II clinical trials of MDX-33 to be conducted by the Company, up to a maximum of $20,000. If such trials are successfully completed, Aventis Behring will be primarily responsible for Phase III clinical trials, regulatory approvals, product commercialization and the costs associated therewith. In addition, under the terms of the arrangement, Aventis Behring paid to the Company in 1996 an upfront fee of $1,000 which was included in contract and license revenue and funded research and development of $900 over three years starting in July 1996. Aventis Behring may also provide the Company with up to $10,000 of additional funding upon the achievement of certain milestones. In 1999, 2000 and 2001 the Company recognized $353, $261 and $2,241 in contract revenue from Aventis Behring, respectively.

Under the terms of the agreement, Aventis Behring has an option (the "Option") to purchase shares of Common Stock of the Company in an amount equal to $2,000, at a premium over the market price for the Common Stock on the Nasdaq National Market for the three day period commencing one business day prior to the Company's public announcement that certain milestones have been achieved, subject to a maximum of 20% of the shares of the Common Stock or voting power outstanding prior to such issuance. If such milestones have been achieved and Aventis Behring does not elect to exercise the Option, then Aventis Behring will be required to pay $2,000 in cash to the Company.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 1999, 2000 and 2001
Dollars in thousands, except per share data

In February 1997, GenPharm entered into a Research and Commercialization Agreement with Centocor, Inc. ("Centocor") (now a subsidiary of Johnson & Johnson). This agreement provides Centocor with a research license in return for annual license fees. Further, Centocor was granted an option to obtain exclusive worldwide marketing and manufacturing rights to any antibodies that are developed under the terms of the agreement contingent upon Centocor making equity investments in GenPharm (now the Company). Under the terms of the agreement, in October 1998, Centocor exercised its option by making a $4,000 equity purchase and received 1,800,680 shares of the Company's common stock. The agreement provides for benchmark payments on the achievement of certain milestones and royalty payments on product sales. In May 2000, the Company announced a broad antibody development agreement with Centocor. This new agreement allows Centocor and other affiliates of Johnson & Johnson to access the Company's HuMAb-Mouse technology for an unlimited number of targets. Under the terms of the agreement, the Company received technology access fees, and could also receive license fees, milestone fees and royalties on product sales. In 1999, the Company received a $4,000 milestone payment from Centocor. In 2000 and 2001, the Company recognized revenue of $104 and $150, respectively, from the new agreement.

In August 1998, the Company received a $1,200 milestone payment from Merck KGaA in exchange for 384,000 shares of the Company's common stock. The milestone payment was triggered by clinical development progress of MDX-447, an anti-cancer treatment developed jointly by Merck KGaA and Medarex. Merck KGaA obtained the exclusive option to negotiate for worldwide licensing rights, with the Company retaining United States rights, in return for an option fee of $1,500, which was recognized in contract revenue in 1999, and Merck KGaA's agreement to pay fully for Phase II clinical trials of MDX-447.

In December 1998, the Company and Novartis entered into a global licensing arrangement involving the Company's HuMAb-Mouse technology. Under the terms of the agreement, Novartis obtains the rights to use the HuMAb-Mouse technology for an unlimited number of targets for up to ten years. Under the terms of the arrangement, Novartis made an initial equity investment in the Company by purchasing 1,023,018 shares of common stock for an aggregate purchase price of $2,000, which represented a premium to the market price on the day of the transaction. An additional 246,002 shares of the Company's common stock or a $1,000 equity investment was made in November 1999, the first anniversary of the agreement. A further $3,000 in equity purchases may be made after the initial five year term of the agreement. On the fifth anniversary of the agreement, Novartis may also purchase $2,000 of the Company's common stock at a price equal to 110% of the average of the closing sales prices of the Company's common stock on the Nasdaq National Market, or Nasdaq, on the twenty consecutive days prior to such anniversary. Additionally, on the sixth anniversary of the agreement, Novartis may purchase $1,000 of the Company's common stock at a price equal to 110% of the average of the closing sales prices of the Company's common stock on the Nasdaq National Market on the twenty consecutive days prior to such anniversary. In addition, the Company could receive license fees, milestone payments and royalties on sales of products made utilizing the HuMAb-Mouse technology.

In December 1999, the Company entered into a strategic alliance with Kirin Brewery Co., Ltd. ("Kirin") providing for the global commercialization of technology for creating fully human monoclonal antibodies. Under the terms of this alliance, Kirin paid the Company $12,000 in upfront fees in December 1999. The Company recognized $6,000 as revenue in each of 2000 and 2001, as the required work was performed. In addition, Kirin was designated as the primary distributor of the Company's HuMAb-Mouse technology in Asia, and the Company was designated as the primary distributor of Kirin's TC Mouse™ outside of Asia. In addition the Company has exchanged broad licenses with Kirin, subject to milestone and royalty payments, for in-house use of each other's technology for the development of human antibody therapeutic products.

In January 2000, the Company entered into a binding letter of intent with Scil Biomedicals GmbH ("Scil") for the development of MDX-210, its antibody-based product for the treatment of cancers over expressing HER-2, for applications outside cellular therapy. Scil has paid the Company $500, which is being recognized as revenue over a 36-month period as the related services are provided.

In August 2000, the Company entered into an agreement with Scil whereby the Company transferred certain development and commercialization rights for MDX-RA to Scil. A Phase III placebo controlled clinical trial of MDX-RA for the prevention of secondary cataracts was commenced by Medarex in December 1997. In November 1998, the Company voluntarily suspended the Phase III trial after 565 patients had been treated. The reason for the suspension was the occurrence of serious adverse events, or SAEs, in seven patients receiving a

Dollars in thousands, except per share data

placebo and six treated with MDX-RA. At this time, in light of current market conditions relating to secondary cataracts and the data from the suspended Phase III trial, it is unlikely that the Company will resume clinical trials with respect to MDX-RA.

Scil paid the Company $2,000 in 2000, which is being recognized as revenue over a 36-month period as the related services are being provided. In 2000 and 2001, the Company recognized revenue of $3,971 and $1,629, respectively, related to MDX-210 and MDX-RA of which $3,423 and $635, respectively, represented the funding of research and development and $548 and $994, respectively, represented the amortization of a portion of license fees. The Company's collaboration with Scil was terminated in January 2002.

In February 2000, the Company entered into a binding letter of intent with Eos Biotechnology, Inc. ("Eos") to develop and commercialize genomics-derived antibody-based therapeutic products. The Company also has an agreement with Eos to generate fully human monoclonal antibodies to several target antigens. Pursuant to the letter of intent, on May 15, 2000 the Company paid $5,000 to Eos and deposited an additional $20,000 in a third party escrow account, to be released over time to Eos upon the achievement of certain milestones. This escrow deposit is included on the December 31, 2000 balance sheet as segregated cash. In September 2000, the Company purchased shares of preferred stock of Eos for an aggregate purchase price of $2,500 which was part of a $27,500 private placement. This investment is accounted for under the cost method. Dr. Frederick B. Craves, a member the Company's Board of Directors, is also a member of the Board of Directors of Eos. BCC Acquisition I LLC ("BCC Acquisition"), which beneficially owns approximately 5.2% of the Company's common stock, is an affiliate of The Bay City Capital Fund I, L.P. ("BCC Fund"), which owns approximately 15% of the shares of Eos's capital stock. Dr. Craves is a principal of Bay City Capital LLC, an affiliate of BCC Fund, which is one of the members of BCC Acquisition.

In April 2001, the Company and Eos entered into a new binding letter of intent which superseded the terms of their letter of intent of February 2000. The collaboration is now structured to more closely resemble the Applied Genomics collaborations that the Company entered into with other partners during 2000 and 2001. This restructured agreement allows the Company and Eos to jointly develop and commercialize fully human monoclonal antibody therapeutic products to multiple disease targets identified by Eos. The Company plans to generate antibodies to the Eos targets using its fully human antibody technology. The Company and Eos expect to share costs and responsibilities leading to the anticipated commercialization of therapeutic products, including preclinical and clinical development and marketing efforts. The Company has agreed to transfer certain of its rights and responsibilities to develop and commercialize collaboration products outside North America to Genmab. In exchange, Genmab will be responsible for a portion of the development and marketing costs associated with the collaboration that would otherwise be borne by the Company. Under the prior letter of intent, Eos had been responsible for all costs of developing the products through Phase IIa clinical trials, and the Company had agreed to provide funding to Eos of $25,000, $5,000 of which was paid to Eos in 2000 and $20,000 of which was deposited into an escrow account in 2000 and was classified as segregated cash on the Company's balance sheet. As a result of the restructured agreement, $5,000 plus interest ($279) was returned to the Company in April 2001, and was recorded in the second quarter 2001 Consolidated Statement of Operations as a $5,000 reduction in research and development expenses, and the interest received was recorded as interest income. In addition, the $20,000 that had been deposited into a third-party escrow account and carried on the Company's balance sheet as segregated cash was released from such escrow account and returned to the Company and the $20,000 plus earned interest ($1,042) was reclassed to cash and cash equivalents in the Company's balance sheet during the second quarter of 2001. In addition, the $75,000 of credits that Eos would have been able to use against license fees, milestone payments and royalties that the Company may otherwise have received under its August 1999 collaboration with Eos was eliminated from the restructured collaboration.

In September 2000, the Company entered into a binding memorandum of understanding with Oxford GlycoSciences plc ("OGS") to develop novel therapeutics produced through the joint application of the Company's fully human monoclonal antibody technology and OGS' proprietary proteomics technology for high-throughput protein analysis and target validation. The Company's European rights to these products are subject to its Collaboration with Genmab (see Note 12). The Company and OGS will share costs and responsibilities leading to the anticipated commercialization of therapeutic products, including preclinical and clinical development and marketing efforts. As part of this agreement, the Company made a $5,000 equity investment in OGS. The Company subsequently sold one half of this equity interest to Genmab for $2,500, the Company's cost for such equity interest (see Note 12). The Company's President and Chief Executive Officer is a member of the Board of Directors of OGS.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 1999, 2000 and 2001
Dollars in thousands, except per share data

In February 2001, the Company entered into a collaboration with Seattle Genetics, Inc. ("Seattle Genetics") to jointly develop and commercialize fully human antibody therapeutic products to specific cancer targets identified by Seattle Genetics. The Company plans to generate antibodies to the Seattle Genetics targets using its fully human antibody technology. The Company and Seattle Genetics will share costs and responsibilities leading to the anticipated commercialization of therapeutic products, including preclinical and clinical development and marketing efforts. In addition, the Company purchased $2,000 of common stock directly from Seattle Genetics in connection with Seattle Genetics' initial public offering ("IPO") in March 2001.

In February 2001, the Company and Immusol, Inc. ("Immusol"), a privately held biopharmaceutical company, announced the formation of a strategic alliance for the development of fully human antibody therapeutic products. The Company expects to employ its UltiMAb Human Antibody Development System℠ to develop high affinity, fully human antibodies to therapeutic targets discovered by Immusol's Inverse Genomics™ technology platform. Under the terms of the agreement, the two companies will share responsibilities leading to the anticipated commercialization of therapeutic products, including preclinical and clinical development and marketing efforts. Additionally, the Company has made a $5,000 equity investment in Immusol, which was part of a $108,750 financing.

In April 2001, the Company entered into a collaboration with Northwest Biotherapeutics, Inc. ("NWBio") to jointly develop and commercialize fully human antibody therapeutic products to specific cancer targets identified by NWBio. The Company plans to generate antibodies to the NWBio targets using its fully human antibody technology. NWBio will initially contribute four cancer-related targets to the collaboration, and will contribute four additional targets to the collaboration over the next four years. The Company and NWBio expect to share costs and responsibilities leading to the anticipated commercialization of therapeutic products, including preclinical and clinical development and marketing efforts. In addition, the Company made a $4,000 equity investment in NWBio, which was part of a $10,000 private placement.

12. Transactions with Genmab

In March 1999, the Company and BankInvest Biomedical Development Venture Fund formed Genmab, a new Danish company established to develop and commercialize a portfolio of fully human antibodies derived from the Company's HuMAb-Mouse technology.

Initially, the Company contributed a license to its human antibody technology for producing antibodies to particular targets in exchange for approximately 44% of Genmab's share capital. During Genmab's initial 12 months of operations, Genmab raised additional equity and, in connection therewith, the Company agreed to expand the license to provide Genmab with broader rights to the human antibody technology in exchange for further equity, thereby maintaining the approximate 44% ownership in Genmab's share capital. In addition, in connection with Genmab's private placement in May 2000, the Company made a cash investment of $18,000 in order to maintain the approximate 44% ownership interest in Genmab. In August 2000, the Company received additional equity in connection with the European Genomics Agreement (as described below) which increased the Company's equity interest in Genmab to approximately 45%.

In October 2000, Genmab completed an IPO of its ordinary shares and raised approximately $187,000. As a result of Genmab's IPO, the Company's equity interest in Genmab was reduced to its current level of approximately 33%. The market value of the investment in Genmab is approximately $143,500 as of December 31, 2001.

In August 2000, the Company entered into a binding memorandum of understanding, or the Genomics Agreement, with Genmab pursuant to which the Company granted Genmab rights to market the Company's transgenic mouse technologies for multi-target (five or more targets) genomics partnerships to certain pharmaceutical and biotechnology companies whose headquarters are located in Europe. Under the terms of the Genomics Agreement, Genmab may market the Company's transgenic mouse technology for multi-target partnerships to any European-based company, or for non-multi-target (less than five targets) partnerships, to any company worldwide, except for: (i) certain partners of the Company, including Novartis, Merck KGaA, Schering AG, Aventis Behring, IDM and Scil; and (ii) any European based pharmaceutical company with worldwide revenues in excess of $1,000,000 in 1999, provided, however, that Genmab may market the Company's human antibody technology to Sanofi/Synthelabo and Boehringer Ingelheim. The Company also has the right to participate in Genmab's multi-target partnerships, thereby

Dollars in thousands, except per share data

sharing in certain costs and commercial benefits. The Company also has certain rights to develop and commercialize outside of Europe products arising from such European-based alliances. The Company retains all rights to market its technology to companies headquartered outside of Europe and to all companies for non-multi-target partnerships in Europe. Certain license fees, milestones and royalties due the Company under the previously existing Agreement between the Company and Genmab were reduced. The Genomics Agreement also provides that, under certain circumstances, the Company must negotiate in good faith to manufacture antibodies for such partnerships.

In addition, under the terms of the Genomics Agreement, the Company granted Genmab an option to receive certain rights in Europe with respect to the development and commercialization of up to four antibody products the Company may obtain through its alliance with Eos. Finally, the Genomics Agreement grants Genmab certain rights to access technologies acquired by the Company from Biosite Incorporated ("Biosite") and Kirin.

In August 2000, under the Genomics Agreement, the Company received 279,760 shares of Genmab stock valued at $2,000 based upon a recently completed private placement representing payment for the first year. The Genomics Agreement has an initial term of five years with a right exercisable by Genmab to extend the term for an additional two years. For each year of the agreement and during the term of any extension, the Company will receive $2,000 per year from Genmab. At Genmab's option, these amounts may be paid in either cash or capital stock. During the year ended December 31, 2000, the Company recognized $667, and in 2001 $2,000 of revenue from this agreement.

In September 2000, the Company and Genmab entered into an amended Genomics Agreement, or the Amended Genomics Agreement, pursuant to which the Company agreed to assign to Genmab 100% of the Company's economic interests to each product the Company jointly develops with OGS (a "Medarex/OGS Product") and sells in Europe and 50% of its economic interest in each Medarex/OGS Product sold outside North America and Europe. Under the terms of the Amended Genomics Agreement, if a Medarex/OGS Product is intended to be sold only in Europe, Genmab will reimburse the Company for 100% of the Company's research, development, manufacturing and commercialization expenses associated with such product. If the Medarex/OGS Product is to be sold only in North America, Genmab will not be obligated to reimburse the Company for any such expenses. In all other cases, Genmab will reimburse the Company for 50% of such expenses. In addition, in November 2000, Genmab purchased one-half of the Company's equity interest in OGS for $2,500.

In October 2000, Genmab announced the completion of the IPO of its ordinary shares. The global offering consisted of an issue of 6,000,000 new ordinary shares at a price of approximately $33.00 per share (based on the exchange rate at the time of the global offering) to be delivered either in the form of ordinary shares for trading on the Copenhagen Stock Exchange or in the form of Co-Ownership Interests ("COIS") for trading on the Neuer Markt of the Frankfurt Stock Exchange. Each COIS represents one ordinary share. The issuance of the new ordinary shares resulted in gross proceeds to Genmab of approximately $187,000. As the result of this offering, the Company's equity investment in Genmab was reduced to approximately 33%. The difference between the cost of the investment and the amount of the underlying equity in net assets of Genmab after the IPO was accounted for in accordance with APB Opinion No. 18, *The Equity Method of Accounting for Investment in Common Stock*, and SAB No. 51, *Accounting for Sales of Stock by a Subsidiary*. This transaction is reflected as an equity transaction in the accompanying statement of shareholders' equity.

In December 2001, 88,600 shares of the Company's Genmab stock were awarded as a bonus to the President and Chief Executive Officer of the Company, further reducing the Company's ownership percentage in Genmab to approximately 32.6% and resulting in additional non-cash compensation of approximately $1,598 which was offset by the gain on disposition of Genmab stock of $1,442.

The Chairman of the Company's Board of Directors is also a member of the Board of Directors of Genmab. In addition, the President and Chief Executive Officer of the Company, who is also a member of the Board of Directors of the Company, and the President and Chief Executive Officer of Genmab are husband and wife. Until August 1, 2000, the President and Chief Executive Officer of Genmab was an executive officer of the Company; she currently has a consulting agreement with the Company. The Chief Scientific Officer of Genmab also has a consulting agreement with the Company.

Dollars in thousands, except per share data

Summary financial information for Genmab is as follows as of and for the years ended December 31, 2000 and 2001:

	2000	2001
	(Restated)	
Current Assets	$223,617	$195,709
Non Current Assets	19,007	19,718
Current Liabilities	4,688	8,303
Non Current Liabilities	5,084	3,553
Net Sales	—	—
Gross Profit	—	—
Net Loss	$ (2,922)	$(22,075)

13. Transactions with IDM

In July 2000, the Company entered into an agreement with IDM whereby the Company licensed to IDM certain of its technologies in exchange for equity units in IDM. As a result of this transaction, the Company realized a gain from the transfer of its technology of approximately $40,500 (based upon an independent valuation). In accordance with SAB No. 101, *Revenue Recognition in Financial Statements*, the Company will recognize the approximately $40,500 gain as revenue over a two-year period for financial statement reporting purposes. During 2000 and 2001, the Company recognized $5,901 and $20,302, respectively, in revenue from this transaction. The balance of the $40,500 will be recognized in 2002. For tax reporting purposes, the entire gain on the transfer of technology was taxable to the Company at the time the transaction was closed in 2000.

In October 2000, the Company participated in a private placement of IDM and purchased additional equity of $5,172 which was part of a $41,500 offering by IDM.

The Company currently accounts for its interest in IDM under the cost method. The Company's equity ownership in IDM is 6%, and with the closing of the agreement in September 2000, the Company was issued 7,528 Class B shares and 192,278 units, each unit comprising one Class B share and 19 warrants allowing each to purchase one convertible or redeemable bond into one Class B share. If the warrants are exercised and converted or redeemed, the Company would own an additional 3,653,282 Class B shares of IDM, which would give the Company an equity interest in IDM of approximately 29%. The warrants are exercisable between September 2002 and September 2010, for bonds that in turn are convertible into or redeemable in Class B shares six months after the exercise.

The Company's President and Chief Executive Officer, who is also a member of the Company's Board of Directors, is also a member of the Board of Directors of IDM.

14. Commitments and Contingencies

The Company leases laboratory, production and office space in New Jersey. These leases expire on various dates between November 2004 and September 2008. The Company incurred rent expense of $2,768 in 1999, $2,474 in 2000 and $3,077 in 2001.

The Company has secured a bank letter of credit pursuant to the requirements of its Annandale, New Jersey lease. This letter of credit in the amount of $1,300 is fully cash collateralized and the cash is categorized as segregated cash in the balance sheet.

Future minimum lease commitments as of December 31, 2001 are as follows:

2002	2,140
2003	2,105
2004	2,038
2005	1,790
2006	1,327
Remainder	2,082
	11,482

Dollars in thousands, except per share data

The Company is a party to a number of license agreements which call for royalties to be paid by the Company if and when the Company commercializes products utilizing the licensed technology.

The Company has a contingent commitment to pay $1,000 to Essex Chemical Corporation ("Essex") without interest in installments equal to 20% of net after tax earnings of the Company in future years. The Company's contingent commitment, as amended, to pay up to $1,000 out of future earnings may be satisfied, at the Company's option, through the payment of cash or shares of the Company's common stock having a fair market value equal to the amount owed, provided that such shares are registered with the Securities and Exchange Commission. The Company has accrued $667 related to this liability during 2000, which remains outstanding at December 31, 2001.

In November 2000, the Company purchased a facility in Milpitas, California for $14,600 to expand its animal facility to house the Company's HuMAb-Mice, research and development laboratories and related administrative offices. The Company had previously leased this facility.

In January 2001, the Company purchased a facility and adjacent land in Bloomsbury, New Jersey to expand its research and development capabilities. The cost of the Bloomsbury facility including land and building was $9,200. For 2002, the Company expects to spend up to approximately $60,000 on building modifications and equipping its facilities, but this is subject to change.

In addition, the Company has commitments for research funding and the use of a license for database products of approximately $10,500 in 2002 and approximately $3,000 per year thereafter through 2008.

In the ordinary course of our business, the Company is at times subject to various legal proceedings. We do not believe that any of our current legal proceedings, individually or in the aggregate, will have a material adverse effect on our operations or financial condition.

On May 24, 2000, Lexicon Genetics Incorporated ("Lexicon") filed a complaint against Deltagen, Inc. ("Deltagen") in the U.S. District Court for the District of Delaware alleging that Deltagen was willfully infringing the claims of United States Patent No. 5,789,215, under which Lexicon holds an exclusive license in the relevant field from our wholly-owned subsidiary GenPharm. This patent covers certain methods of engineering the animal genome, including certain methods for the productions of knockout mice.

On October 31, 2000, Lexicon amended its complaint to add GenPharm, as the licensor of the patent, as a plaintiff. On November 14, 2000, Deltagen filed an answer to Lexicon's amended complaint which included counterclaims against Lexicon and, for the first time, counterclaims against GenPharm. In its counterclaims, Deltagen sought declaratory relief that the patent was invalid, unenforceable and not infringed. In addition, Deltagen asserted counterclaims against both Lexicon and GenPharm under the antitrust laws. Deltagen sought, among other relief, an award of monetary damages against Lexicon and GenPharm in an unspecified amount.

On September 24, 2001, the litigation against GenPharm was dismissed with prejudice pursuant to a stipulation following a settlement of the underlying dispute between Lexicon and Deltagen.

15. Segment Information

The Company is an integrated monoclonal antibody-based company with antibody discovery, development and manufacturing capabilities. The operations of the Company and its wholly-owned subsidiaries constitute one business segment.

Revenue from customers representing 10% or more of total revenues for the years ended December 31, 1999, 2000 and 2001 is as follows:

Customer	1999	2000	2001
IDM	—	27%	48%
Kirin	—	27%	14%
Genmab	—	11%	12%
Scil	—	18%	4%
Centocor	40%	—	—
Merck KGaA	31%	—	—

Dollars in thousands, except per share data

No other single customer accounted for more than 10% of the Company's total revenues for the years ended December 31, 1999, 2000 and 2001, respectively.

16. Employee Savings Plan

The Company maintains a 401(k) savings plan. Employees may contribute up to 15% of their annual salaries. The Company may make matching contributions of up to 4% of a participant's annual salary. During 1999, 2000 and 2001, the Company made contributions to the plan totaling $77, $116 and $192, respectively.

17. Quarterly Financial Information – Unaudited

The following is a summary of the quarterly results of operations for the years ended December 31, 2000 and 2001.

2000	First	Second	Third	Fourth	Total
		(Restated)	(Restated)	(Restated)	(Restated)
Sales	$ 55	$ 58	$ 37	$ 1,138	$ 1,288
Contract and license revenues	2,078	3,051	5,637	10,403	21,169
Total revenue	**2,133**	**3,109**	**5,674**	**11,541**	**22,457**
Cost of sales	27	27	29	1,106	1,189
Income (loss) before provision (benefit) for income taxes	(4,175)	(5,410)	1,166	(1,595)	(10,014)
Net income (loss)	(4,325)	(5,560)	(2,899)	15,845	3,061
Basic net income (loss) per share	$ (0.06)	$ (0.08)	$ (0.04)	$ 0.22	$ 0.04
Diluted net income (loss) per share	$ (0.06)	$ (0.08)	$ (0.04)	$ 0.22	$ 0.04

2001	First	Second	Third	Fourth	Total
Sales	$ 66	$ 190	$ 623	$ 253	$ 1,132
Contract and license revenues	8,854	8,023	10,833	13,462	41,172
Total revenue	**8,920**	**8,213**	**11,456**	**13,715**	**42,304**
Cost of sales	28	106	361	147	642
Income (loss) before provision (benefit) for income taxes	3,423	4,485	(2,534)	(7,461)	(2,087)
Net income (loss)	3,273	4,335	(2,684)	(7,611)	(2,687)
Basic net income (loss) per share	$ 0.04	$ 0.06	$ (0.04)	$ (0.10)	$ (0.04)
Diluted net income (loss) per share	$ 0.04	$ 0.06	$ (0.04)	$ (0.10)	$ (0.04)

18. Subsequent Events

In January 2002, the Company entered into a collaboration with Tularik, Inc. ("Tularik") to jointly develop and commercialize fully human antibody therapeutic products to specific cancer targets identified by Tularik. The Company plans to generate antibodies to the Tularik targets using its fully human antibody technology. Tularik will contribute three cancer-related targets to the collaboration. The Company and Tularik each expect to assume certain costs and responsibilities leading to the anticipated commercialization of therapeutic products, including preclinical and clinical development and marketing efforts. In addition, the Company made an equity investment in Tularik.

In January 2002, the Company and Scil terminated their collaboration related to the development of MDX-210 and MDX-RA for all applications. The Company has no remaining obligations to Scil under the Development and Collaboration License Agreement with Scil or any other agreement.

Report of Independent Auditors

The Board of Directors and Shareholders
Medarex, Inc.

We have audited the accompanying consolidated balance sheets of Medarex, Inc. and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Genmab A/S as of December 31, 2001 and for the year then ended, (a corporation in which the Company has a 33% interest), have been audited by other auditors whose report dated February 10, 2002 has been furnished to us and included an explanatory paragraph that stated that "the Company has restated its previously reported net loss for fiscal year 2000 to conform with accounting principles generally accepted in the United States"; insofar as our opinion on consolidated financial statements relates to data included for Genmab A/S, it is based solely on their report.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Medarex, Inc. and subsidiaries at December 31, 2000 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, the Company has restated its 2000 consolidated financial statements to reflect its proportionate share of the restated 2000 net loss of Genmab A/S.

Ernst & Young LLP

MetroPark, New Jersey
February 19, 2002

Medarex Corporate Information

Directors and Officers

Irwin Lerner, M.B.A.
Chairman of the Board of Directors, Former Chairman and Chief Executive Officer of Hoffmann-La Roche, Inc.

Donald L. Drakeman, J.D., Ph.D.
President, Chief Executive Officer and Director

Michael A. Appelbaum, J.D., CPA
Executive Vice President and Director

Christian S. Schade, M.B.A.
Senior Vice President, Finance and Administration, and Chief Financial Officer

Nils Lonberg, Ph.D.
Senior Vice President and Scientific Director

W. Bradford Middlekauff, J.D.
Senior Vice President, General Counsel and Secretary

Ronald A. Pepin, Ph.D.
Senior Vice President, Business Development

Fred Craves, Ph.D.
Director, Principal of Bay City Capital LLC, Former President and Chief Executive Officer of Berlex Biosciences

Michael W. Fanger, Ph.D.
Director, Chairman of the Department and Professor of Microbiology and Immunology, Dartmouth Medical School

Ronald J. Saldarini, Ph.D.
Director, Associate with Naimark and Associates, Former President of Wyeth Lederle Vaccines and Pediatrics

Charles R. Schaller
Founding Chairman and Director, Former President, Essex Vencap, Inc.

W. Leigh Thompson, M.D., Ph.D.
Director, Former Chief Scientific Officer, Eli Lilly & Company

Julius A. Vida, Ph.D., M.B.A.
Director, Former Vice President, Business Development, Licensing and Strategic Planning, Bristol-Myers Squibb Co.

Investor Information

Legal Counsel
Satterlee Stephens Burke & Burke LLP
230 Park Avenue
New York, NY 10169

Independent Auditors
Ernst & Young LLP
99 Wood Avenue South
MetroPark, NJ 08830

Transfer Agent
Continental Stock Transfer and Trust Company
17 Battery Place
New York, NY 10004

10-K Report Available
The Form 10-K Annual Report filed with the Securities and Exchange Commission provides additional financial data and further information on business and properties, officers and directors. It is available without charge upon request to:

Corporate Secretary
Medarex, Inc.
707 State Road
Princeton, NJ 08540

Annual Meeting
The Annual Meeting of Shareholders of Medarex will be held on May 22, 2002.

Forward-Looking Statements
Certain statements in this Annual Report consist of forward-looking statements that involve risks and uncertainties including, but not limited to, uncertainties regarding future clinical trial results, the progress of clinical development and commercialization of products, the development of new technologies, the receipt of patent license fees and third party payments, and uncertainties regarding new business opportunities and the continuation of business partnerships. Actual results, events or performance may differ materially.

Medarex, Inc.

Corporate Headquarters

707 State Road
Princeton, NJ 08540
609-430-2880
Fax: 609-430-2850

Operations Facilities

1545 Route 22 East
Annandale, NJ 08801
908-713-6000
Fax: 908-713-6013

519 Route 173 West
Bloomsbury, NJ 08804
908-479-2400
Fax: 908-479-2401

521 Cottonwood Drive
Milpitas, CA 95035
408-545-2700
Fax: 408-545-2799

www.medarex.com





Medarex, Inc.

707 State Road • Princeton, NJ 08540
Tel: 609-430-2880 • Fax: 609-430-2850
www.medarex.com